Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Management’s Discussion and Analysis

of Results of Operations and Financial Position

Magna International Inc.

December 31, 2012

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which are prepared in accordance with United States generally accepted accounting principles (“GAAP”) as well as the “Forward-Looking Statements” on page 34.

This MD&A has been prepared as at March 7, 2013.

OVERVIEW

We are a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries. Our 119,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

Operations

Global light vehicle production increased in 2012, representing the third straight year of production growth. In our two primary markets, North American light vehicle production increased 18% to 15.5 million units, while Western European light vehicle production declined 7% to 12.7 million units.

Our 2012 total sales were a record $30.84 billion, an increase of 7% over 2011. North American, European and Rest of World production sales, as well as tooling and other sales all increased to record levels in 2012, while complete vehicle assembly sales declined 5% in 2012, compared to 2011.

Income from operations before income taxes for 2012 was a record $1.75 billion for 2012, compared to $1.22 billion for 2011. Excluding other expense (income), net, (“Other Expense” or “Other Income”) income from operations before income taxes increased $269 million. Operating margin earned on the higher sales as well as a higher operating margin percentage of sales were the primary reasons for the $269 million increase over 2011.

In our North America segment, our strong performance across operating units continued in 2012. Total sales increased 10% over 2011 to $16.34 billion, driven by the higher North American light vehicle production, and Adjusted EBIT(1) increased 11% as compared to 2011 to $1.52 billion.

In our Europe segment, we increased total sales by $153 million to $12.71 billion, despite the 7% decline in Western European vehicle production. This reflects the continued resilient sales and production performance of our largest OEM customers in Europe. We reported Adjusted EBIT in our Europe segment of $165 million for 2012, compared to a loss of $22 million for 2011. Better results at certain underperforming operations were the primary driver of improved earnings in Europe.

Over the past number of years, we have experienced significant growth in our Rest of World segment. Our operations in this segment that are established and have reached an appropriate level of capacity utilization, for the most part, generate positive EBIT. However, there are a number of factors that are currently more than offsetting the aggregate results from our established operations. In our Rest of World segment, we reported an Adjusted EBIT loss of $28 million for 2012, compared to Adjusted EBIT of $56 million for 2011. Costs related to the large number of facilities under construction or launching in Asia and South America, operating inefficiencies and other costs in certain operations in South America, and the integration of acquisitions in South America were the primary reasons for the decline in Adjusted EBIT during 2012 compared to 2011.

1 Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net

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Investments

In 2012, we once again made significant investments in our business, totalling $1.92 billion, including fixed assets, investments, other assets and acquisitions.

Our fixed asset spending in 2012 was an all-time high $1.27 billion, as we continued to invest both in our traditional markets and to further expand our footprint in growing regions such as Asia, Eastern Europe and South America. Furthermore, we spent $122 million for investments and other assets.

Lastly, in 2012 we invested $525 million in acquisitions to enhance our capabilities.

In January 2012 we acquired BDW technologies group (“BDW”), a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. BDW provides us with high-pressure casting capabilities that can provide meaningful weight savings to our customers.

We strengthened our position in automotive pumps through two acquisitions. In November, we acquired ixetic Verwaltungs GmbH (“ixetic”), a manufacturer of automotive vacuum, engine and transmission pumps with two manufacturing facilities in Germany and one in each of Bulgaria and China. In addition, we acquired the remaining 50% interest in STT Technologies (“STT”) from our joint venture partner. STT is a leading supplier of transmission and engine related oil pumps serving the North American market. We believe the automotive pump market will continue to grow, partly as a result of the global trend towards improved fuel efficiency. The combined cost of these acquisitions was $437 million.

We also acquired the controlling 27% interest in Magna E-Car Systems partnership (“E-Car”), and integrated the former E-Car operations into our existing operating units. E-Car’s component business was integrated into our Magna Powertrain operation, in order to take advantage of opportunities for the electrification of vehicle powertrains and E-Car’s battery pack business and vehicle integration operations were integrated into our Magna Steyr operating unit.

Dividends

In 2012, aggregate dividends paid to shareholders amounted to $252 million.

On February 28, 2013 our Board of Directors declared a dividend of U.S. $0.32 per share, representing an increase of 16% over the third quarter of 2012 dividend.

Normal Course Issuer Bid

In November 2012, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our issued and outstanding Common Shares, representing 5.2% of our public float of Common Shares. The normal course issuer bid will terminate in November 2013.

Going Forward

We expect another year of strong light vehicle production in North America, driven by the ongoing strengthening of North American auto sales. In addition, we expect continued solid operating performance in our North America segment.

We remain cautious about the macroeconomic environment in Europe, and expect Western Europe light vehicle production in 2013 to decline relative to 2012, representing the second straight year of decline. In addition, certain of our OEM customers have announced plant closures in Europe, and similar announcements by other customers and their European operations are possible. We have been taking, and will continue to take, restructuring actions in Europe, reflecting both our ongoing strategic assessment of our business and in response to OEM facility actions. During 2013, we expect to record additional restructuring charges of approximately $150 million. We do expect our restructuring and other operational improvement plans to yield improved operating results in Europe over time.

We expect to generate improved results in our Rest of World segment, driven by lower new facility costs, as we launch new facilities, as well as by actions we are taking to increase operational efficiencies and integrate previous acquisitions in South America.

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FINANCIAL RESULTS SUMMARY

During 2012, we posted sales of $30.84 billion, an increase of 7% from 2011. This higher sales level was a result of increases in our North American, Rest of World and European production sales and tooling, engineering and other sales partially offset by a decrease in our complete vehicle assembly sales. Comparing 2012 to 2011:

•                  North American vehicle production increased 18% and our North American production sales increased 10% to $15.34 billion;

•                  Western European vehicle production decreased 7% while our European production sales increased 2% to 8.79 billion;

•                  Rest of World production sales increased 31% to $1.84 billion;

•                  Complete vehicle assembly sales declined 5% to $2.56 billion, as complete vehicle assembly volumes decreased 5%; and

•                  Tooling, engineering and other sales increased by 12% to $2.32 billion.

During 2012, we earned income from operations before income taxes of $1.75 billion compared to $1.22 billion for 2011. Excluding Other Income and Expense recorded in 2012 and 2011, as discussed in the “Other Income” section, the $269 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2011;

•                  productivity and efficiency improvements at certain facilities;

•                  lower costs incurred in preparation for upcoming launches;

•                  higher equity income;

•                  a $15 million revaluation gain in respect of asset-backed commercial paper (“ABCP”);

•                  the recovery of due diligence costs;

•                  favourable settlement of certain commercial items;

•                  lower warranty costs of $3 million; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                 intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to 2011;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation;

•                  rising commodity costs;

•                  the loss on disposal of an investment;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to 2011.

During 2012, net income of $1.43 billion increased $411 million compared to 2011. Net income was impacted by Other Income and Expense, as discussed in the “Other Income” section and by the valuation allowances as discussed in the “Income Taxes” section. Other Income positively impacted net income in 2012 by $84 million and Other Expense negatively impacted net income in 2011 by $155 million, while the valuation allowances as discussed in the “Income Taxes” section positively impacted net income in 2012 by $89 million and in 2011 by $78 million. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, net income for 2012 increased $161 million.

During 2012, our diluted earnings per share increased $1.89 to $6.09 for 2012 compared to $4.20 for 2011. Other Income, after tax, positively impacted diluted earnings per share in 2012 by $0.35 and Other Expense, after tax, negatively impacted diluted earnings per share in 2011 by $0.65, both as discussed in the “Other Income” section, while the valuation allowances as discussed in the “Income Taxes” section positively impacted diluted earnings per share in 2012 and 2011 by $0.38 and $0.32, respectively. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, the $0.83 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2012. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to 2011, pursuant to our normal course issuer bids and the cashless exercise of options.

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INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the A to C vehicle segments (micro to compact cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the consolidation of automotive suppliers; and

•                      the ongoing exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, the potential for a “currency war”, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      The European automotive industry continues to experience significant overcapacity, elevated levels of vehicle inventory, reduced consumer demand for vehicles and depressed production volumes and sales levels. In response to these conditions, some OEMs have announced plans to restructure their European operations, including through plant closures, while other OEMs may take similar actions. In light of the prevailing conditions in Europe, in addition to planned actions, we may take additional restructuring or downsizing actions. In such an event, we may incur restructuring, downsizing and/or other significant non-recurring costs in our European operations, which could have a material adverse effect on our profitability.

•                      A majority of our European sales are to three German-based OEMs - BMW, Volkswagen Group and Daimler. In recent quarters, these three customers have outperformed the Western European automotive market despite the recession in Europe, due in part to strong demand for their vehicles in Asia and North America. A deterioration of the sales of one or more of our three largest German-based customers could have a material adverse effect on our sales and profitability.

•                      In light of the amount of business we currently have with our largest customers in certain regions, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based OEMs, including Toyota, Honda, Nissan and Hyundai/Kia, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers. Our inability to sustain or grow our business with OEMs could have a material adverse effect on our profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

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•                      It is likely that we may downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our short-term profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      We believe we will have sufficient available cash to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      While the North American automotive industry appears to have stabilized following the 2008-2009 recession, there is no certainty regarding the long-term financial health of our customers and suppliers. The bankruptcy or insolvency of a major customer or supplier to us could have a material adverse effect on our profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies emerge as industry-leading technologies, which could have a material adverse effect on our profitability and financial condition.

•                      The failure of any major financial institutions in the future could adversely affect our ability, as well as our customers’ and suppliers’ ability, to access liquidity needed to support our operating activities. Additionally, the failure of a financial institution in which we invest our cash reserves or that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us, could increase the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable. Any of these risks could have an adverse effect on our financial condition.

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•                      We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in markets such as China, India, South America and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing commodity price increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

•                      Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company plants and/or personnel or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

•                      We face ongoing pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. Our inability to fully offset price concessions or costs previously paid for by OEMs could have an adverse effect on our profitability.

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•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

•                      We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to adequately understand the non-automotive businesses in which we pursue opportunities, including with respect to warranty issues, pricing and other factors, could have an adverse effect on our operations and profitability.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

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RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the year
	ended December 31,			ended December 31,
	2012	2011	Change	2012	2011	Change

1 Canadian dollar equals U.S. dollars	1.010	0.978	+ 3%	1.001	1.012	- 1%
1 euro equals U.S. dollars	1.298	1.349	- 4%	1.286	1.392	- 8%
1 British pound equals U.S. dollars	1.607	1.572	+ 2%	1.585	1.604	- 1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2012 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on transactions occurring in a currency other than an operation’s functional currency, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2012

Sales

	For the year
	ended December 31,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	15.471	13.137	+18%
Western Europe	12.689	13.671	- 7%

Sales
External Production
North America	$15,336	$13,940	+ 10%
Europe	8,786	8,651	+ 2%
Rest of World	1,837	1,402	+ 31%
Complete Vehicle Assembly	2,561	2,690	- 5%
Tooling, Engineering and Other	2,317	2,065	+ 12%
Total Sales	$30,837	$28,748	+ 7%

External Production Sales - North America

External production sales in North America increased 10% or $1.40 billion to $15.34 billion for 2012 compared to $13.94 billion for 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to 2011, including the:

•                  Volkswagen Passat;

•                  Mercedes-Benz M-Class and GL-Class;

•                  Chevrolet Sonic; and

•                  Dodge Dart;

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $69 million; and

•                  an increase in content on certain programs.

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These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to 2011, including the:

•                  Ford Crown Victoria and Mercury Grand Marquis;

•                  Chevrolet HHR;

•                  Ford Ranger; and

•                  Dodge Caliber;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to 2011.

External Production Sales - Europe

External production sales in Europe increased $135 million to $8.79 billion for 2012 compared to $8.65 billion for 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2011, including the:

•                  Range Rover Evoque;

•                  Kia Rio;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  Hyundai Solaris;

•                  Audi Q3; and

•                  Mercedes-Benz B-Class;

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $245 million, including BDW and ixetic; and

•                  an increase in content on certain programs.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  a decrease in content on certain programs;

•                  programs that ended production during or subsequent to 2011; and

•                  net customer price concessions subsequent to 2011.

External Production Sales - Rest of World

External production sales in Rest of World increased 31% or $435 million to $1.84 billion for 2012 compared to $1.40 billion for 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $251 million, including ThyssenKrupp Automotive Systems Industrial do Brasil Ltda; (“TKASB”);

•                  the launch of new programs during or subsequent to 2011, primarily in Brazil and China; and

•                  an increase in content on certain programs.

These factors were partially offset by a $108 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2012	2011	Change

Complete Vehicle Assembly Sales	$2,561	$2,690	- 5%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Mercedes-Benz G-Class, Peugeot RCZ
MINI Paceman and Aston Martin Rapide	123,602	130,343	- 5%

Complete vehicle assembly sales decreased 5% or $129 million to $2.56 billion for 2012 compared to $2.69 billion for 2011 while assembly volumes decreased 5% or 6,741 units.

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The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $202 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the Peugeot RCZ; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by:

•                  an increase in assembly volumes for the:

•                  Mercedes-Benz G-Class; and

•                  MINI Countryman; and

•                  the launch of the MINI Paceman during the fourth quarter of 2012.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 12% or $252 million to $2.32 billion for 2012 compared to $2.07 billion for 2011.

In 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Trax;

•                  QOROS C/Sedan/Hatch;

•                  Opel Cascada Convertible;

•                  Chevrolet Spin;

•                  Ford Escape;

•                  Infiniti hatchback program;

•                  Dodge Dart; and

•                  Ford Transit.

In 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Ford Fusion;

•                  Dodge Journey;

•                  Skoda Fabia; and

•                  Chevrolet Camaro.

In addition, tooling, engineering and other sales were negatively impacted by the weakening of the euro against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2012	2011

Sales	$30,837	$28,748

Cost of goods sold
Material	19,706	18,533
Direct labour	2,044	1,912
Overhead	5,260	4,989
	27,010	25,434
Gross margin	$3,827	$3,314

Gross margin as a percentage of sales	12.4%	11.5%

10

Cost of goods sold increased $1.58 billion to $27.01 billion for 2012 compared to $25.43 billion for 2011 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $552 million related to acquisitions completed during or subsequent to 2011, including TKASB and BDW;

•                  a larger amount of employee profit sharing; and

•                  rising commodity costs.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Brazilian real, Canadian dollar and Czech koruna, each against the U.S. dollar; and

•                  lower warranty costs of $3 million.

Gross margin increased $513 million to $3.83 billion for 2012 compared to $3.31 billion for 2011 and gross margin as a percentage of sales increased to 12.4% for 2012 compared to 11.5% for 2011. The increase in gross margin as a percentage of sales was substantially due to:

•                  lower costs incurred in preparation for upcoming launches;

•                  favourable settlement of certain commercial items;

•                  lower warranty costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  rising commodity costs;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to 2011.

Depreciation and Amortization

Depreciation and amortization costs increased $115 million to $801 million for 2012 compared to $686 million for 2011. The higher depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  $48 million related to acquisitions completed during or subsequent to 2011, including BDW, TKASB and E-Car;

•                  capital spending during or subsequent to 2011; and

•                  depreciation related to new facilities.

These factors were partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro, Brazilian real and Canadian dollar, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for 2012 compared to 4.8% for 2011. SG&A expense increased $137 million to $1.52 billion for 2012 compared to $1.38 billion for 2011 primarily as a result of:

•                  $78 million related to acquisitions completed during or subsequent to 2011, including TKASB, BDW, E-Car and ixetic;

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales;

•                  higher incentive compensation;

•                  increased costs incurred at new facilities;

•                  a loss on disposal of an investment; and

•                  higher employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro, Brazilian real, Czech koruna and Polish zloty, each against the U.S. dollar;

•                  a $15 million revaluation gain in respect of ABCP; and

•                  the recovery of due diligence costs.

11

Equity Income

Equity income increased $30 million to $151 million for 2012 compared to $121 million for 2011. Excluding the $31 million reduction in the equity loss related to E-Car, the $1 million decrease in equity income is primarily as a result of the disposal of an equity accounted investment during 2011 partially offset by higher income from most of our equity accounted investments.

Other (Income) Expense, net

During 2012 and 2011, we recorded Other Income and Expense items as follows:

	2012			2011
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Fourth Quarter
Re-measurement gain of STT (1)	$(35)	$(35)	$(0.15)	$—	$—	$—
Impairment charges (2)	25	23	0.10	21	20	0.08
Restructuring charges (2)	55	53	0.23	—	—	—
Loss on disposal of facility (3)	—	—	—	16	16	0.07
Customer bankruptcy (4)	—	—	—	11	11	0.05
Insurance proceeds (5)	—	—	—	(15)	(15)	(0.06)
	45	41	0.18	33	32	0.14

Third Quarter
Re-measurement gain of E-Car (1)	(153)	(125)	(0.53)	—	—	—
Loss on disposal of facility (3)	—	—	—	113	113	0.47
Settlement agreement (6)	—	—	—	11	11	0.05
	(153)	(125)	(0.53)	124	124	0.52

Second Quarter
Gain on disposal (7)	—	—	—	(10)	(10)	(0.04)

First Quarter
Write down of real estate (8)	—	—	—	9	9	0.04

Total full year other (income) expense, net	$(108)	$(84)	$(0.35)	$156	$155	$0.65

(1)         Re- measurement gains

(i)       STT Technologies Inc.

On October 26, 2012, we acquired the remaining 50% interest in STT for cash consideration of $55 million net of $13 million cash acquired. STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, we accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in STT at a fair value and recognize any gains or losses in income. The estimated fair value of our investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million.

(ii)   Magna E-Car Systems LP

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by our independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. (“TD”) and an independent valuation prepared by PricewaterhouseCoopers LLP (“PwC”). The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, we held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

12

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax).

In addition, the preliminary purchase equation of the incremental investment in E-Car allocated $210 million to intangible assets. The intangible assets are primarily customer relationships and technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, we have determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

(2)     Restructuring and Impairment Charges

During 2012 and 2011, we recorded long-lived asset impairment charges as follows:

	2012		2011
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Fourth Quarter
North America	$2	$1	$7	$7
Europe	23	22	14	13

Total full year impairment charges	$25	$23	$21	$20

[a]   For the year ended December 31, 2012

(i)       Impairments of Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2012, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $25 million.

In Europe, the impairment charges related primarily to fixed assets at our exteriors and interior systems operations.

(ii)   Restructuring Costs

As a result of continuing economic uncertainty in Europe, recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, we determined that restructuring would have to be completed in certain European markets in order to remain cost competitive over the long-term. As a result, during the fourth quarter of 2012, we recorded restructuring charges of $55 million ($53 million after tax) in Europe primarily at our exterior and interior systems and complete vehicle and engineering services operations.

Furthermore, based on our review above and subject to commercial settlements with stakeholders, during 2013 we expect to record additional restructuring charges of approximately $150 million.

Substantially all of these restructuring costs remain to be paid subsequent to 2012.

[b]   For the year ended December 31, 2011

(i)       Impairments of Long-lived Assets

In North America, we recorded impairment charges of $7 million related to a roof systems facility in the United States. In Europe, we recorded long-lived asset impairment charges of $7 million related to exteriors and interiors systems facilities, one in each of Spain and Belgium, and in Germany we recorded long-lived asset impairment charges of $7 million related to an electronics facility and a roof systems operation.

13

(3)         Loss on disposal of facility

During the third quarter of 2011, we sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements (the “SPA”), we agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in Note 5 of our unaudited interim consolidated financial statements, on June 4, 2012, we re-acquired the above operation.

(4)     Customer bankruptcy

During 2011, we recorded an $11 million charge related to the insolvency of Saab.

(5)         Insurance proceeds

During 2011, we received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets net book value and the losses previously recognized and was recorded in income.

(6)         Settlement agreement

During 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

(7)         Gain on disposal

During 2011, we sold our 40% non-controlling interest in an equity accounted investment for $151 million and realized a $10 million gain on the disposition.

(8)         Write down of real estate

During 2011, five excess corporate real estate assets were sold to entities associated with our Founder and Honorary Chairman, Mr. Stronach and/or our former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the former Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, we recorded a $9 million impairment charge in the second quarter of 2011. The sales were approved by the independent members of our Board of Directors based on the recommendation of the former Corporate Governance and Compensation Committee and were completed during 2011.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net.

14

As more fully described in Notes 3 and 6 of our audited annual consolidated financial statements for the year ended December 31, 2012, on August 31, 2012 we acquired the controlling 27% interest in the E-Car partnership. From August 31, 2010 to August 31, 2012, we held a 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. For segment reporting purposes, prior to August 31, 2012 we recorded our proportionate share of the losses of E-Car in the Corporate and Other segment. Beginning on August 31, 2012, the consolidated results of E-Car are recorded in our North America and Europe segments as follows:

	For the three months ended			For the four months ended
	December 31, 2012			December 31, 2012
	North			North
	America	Europe	Total	America	Europe	Total

Total Sales	$9	$9	$18	$12	$12	$24
Adjusted EBIT	$(59)	$(4)	$(63)	$(76)	$(6)	$(82)
Amortization of E-car Intangibles included in Adjusted EBIT	$(39)	$—	$(39)	$(52)	$—	$(52)

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$16,241	$14,764	$1,477	$1,521	$1,373	$148
Europe	12,563	12,429	134	165	(22)	187
Rest of World	2,010	1,506	504	(28)	56	(84)
Corporate and Other	23	49	(26)	—	(40)	40
Total reportable segments	$30,837	$28,748	$2,089	$1,658	$1,367	$291

Excluded from Adjusted EBIT for 2012 and 2011 were the following Other Income and Expense items, which have been discussed in the “Other Income” section.

	For the year
	ended December 31,
	2012	2011

North America
Re-measurement gain of STT	$(35)	$—
Impairment charges	2	7
Settlement agreement	—	11
Insurance proceeds	—	(15)
	(33)	3

Europe
Impairment charges	23	14
Restructuring charges	55	—
Loss on disposal of facility	—	129
Customer bankruptcy	—	11
	78	154

Corporate and Other
Re-measurement gain of E-Car	(153)	—
Gain on disposal of investment	—	(10)
Write down of real estate	—	9
	(153)	(1)

	$(108)	$156

15

North America

Adjusted EBIT in North America increased $148 million to $1.52 billion for 2012 compared to $1.37 billion for 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to 2011;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to corporate;

•                  higher warranty costs of $13 million;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to 2011.

Europe

Adjusted EBIT in Europe increased $187 million to $165 million for 2012 compared to a loss of $22 million for 2011 primarily as a result of:

•                  lower warranty costs of $16 million;

•                  productivity and efficiency improvements at certain facilities;

•                  favourable settlement of certain commercial items;

•                  higher equity income; and

•                  lower costs incurred in preparation for upcoming launches

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  rising commodity costs;

•                  higher affiliation fees paid to corporate;

•                  programs that ended production during or subsequent to the fourth quarter of 2011;

•                  higher pre-operating costs incurred at new facilities;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT decreased $84 million to a loss of $28 million for 2012 compared to income of $56 million for 2011 primarily as a result of:

•                  higher costs related to new facilities;

•                  operational inefficiencies and other costs at certain facilities, substantially at certain facilities in South America, including the inability to recover inflationary related cost increases from our customers;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

These factors were partially offset by:

•                  higher equity income; and

•                  lower launch costs.

16

Corporate and Other

Corporate and Other Adjusted EBIT increased $40 million to $nil for 2012 compared to a loss of $40 million for 2011. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $35 million for 2012 and $66 million for 2011. Excluding E-Car, Corporate and Other Adjusted EBIT increased $9 million to $35 million for 2012 compared to $26 million for 2011 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  a $15 million revaluation gain in respect of ABCP;

•                  the recovery of due diligence costs; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  higher incentive compensation;

•                  lower equity income;

•                  a loss on disposal of an investment; and

•                  a larger amount of employee profit sharing.

Interest Expense (Income), net

During 2012, we recorded net interest expense of $16 million compared to net interest income of $6 million for 2011. The increase in interest expense is primarily as a result of:

•                  an increase in interest expense as a result of higher debt in Asia Pacific and South America;

•                  lower interest income; and

•                  interest expense on debt assumed as part of the BDW acquisition.

Income from Operations before Income Taxes

Income from operations before income taxes increased $533 million to $1.75 billion for 2012 compared to $1.22 billion for 2011. Excluding Other Income and Expense, discussed in the “Other Income” section, income from operations before income taxes for 2012 increased $269 million. The increase in income from operations before income taxes is the result of the increase in EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

For the year ended December 31, 2012, we had valuation allowances against our deferred tax assets in the United Kingdom and Germany. These valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, certain divisions in the United Kingdom have delivered sustained profits. Based on financial forecasts and continued anticipated growth, we released a portion of the valuation allowance set up against our deferred tax assets in the United Kingdom. The BDW and ixetic acquisitions in 2012 allowed us to release a portion of the valuation allowance set up against our German deferred tax assets. Additionally, during 2012, we released a portion of our valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of our deferred tax assets in Brazil. The net effect of all these valuation allowance releases in 2012 is $89 million.

For the year ended December 31, 2011, we had valuation allowances against all of our deferred tax assets in the United States. The U.S. valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. During 2010 and 2011, our United States operations delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S. market, we released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2012, we have remaining U.S. valuation allowances of $94 million, relating to deferred tax assets with restrictions on their usability.

The effective income tax rate on income from operations before income taxes was 18.5% for 2012 compared to 16.6% for 2011. In 2012 and 2011, income tax rates were impacted by the items discussed in the “Other Income” section and the valuation allowances described above. Excluding Other Income and Expense, after tax, and the valuation allowances, the effective income tax rate increased to 23.7% for 2012 compared to 20.5% for 2011 primarily as result of a reduction in the utilization of unbenefited losses in the United States partially offset by a decrease in losses not benefited in Europe and permanent items.

17

Net Income

Net income of $1.43 billion for 2012 increased $411 million compared to 2011. Excluding Other Income and Expense, after tax, discussed in the “Other Income” section, net income increased $161 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes, both as discussed above.

Net Loss Attributable to Non-controlling Interests

The net loss attributable to non-controlling interests of $7 million for 2012 increased $4 million compared to 2011.

Net Income attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $1.43 billion for 2012 increased $415 million compared to 2011. Excluding Other Income and Expense, after tax, discussed in the “Other Income” section, net income attributable to Magna International Inc. increased $165 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2012	2011	Change

Earnings per Common Share
Basic	$6.17	$4.26	+ 45%
Diluted	$6.09	$4.20	+ 45%

Average number of Common Shares outstanding (millions)
Basic	232.4	239.3	- 3%
Diluted	235.2	242.8	- 3%

Diluted earnings per share increased $1.89 to $6.09 for 2012 compared to $4.20 for 2011. Other Income, after tax, positively impacted diluted earnings per share in 2012 by $0.35 and Other Expense negatively impacted diluted earnings per share in 2011 by $0.65, both as discussed in the “Other Income” section, while the valuation allowances as discussed in the “Income Taxes” section positively impacted diluted earnings per share in 2012 and 2011 by $0.38 and $0.32, respectively. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, the $0.83 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2012.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to 2011, pursuant to our normal course issuer bids and the cashless exercise of options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2012	2011	Change

Net income	$1,426	$1,015
Items not involving current cash flows	708	826
	2,134	1,841	$293
Changes in non-cash operating assets and liabilities	72	(631)
Cash provided from operating activities	$2,206	$1,210	$996

18

Cash flow from operations before changes in non-cash operating assets and liabilities increased $293 million to $2.13 billion for 2012 compared to $1.84 billion for 2011. The increase in cash flow from operations was due to a $411 million increase in net income, as discussed above, partially offset by a $118 million decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2012	2011

Depreciation and amortization	$801	$686
Other non-cash charges	154	110
Amortization of other assets included in cost of goods sold	113	80
Deferred income taxes	(46)	(76)
Equity income	(151)	(121)
Non-cash portion of Other expense (income), net	(163)	147
Items not involving current cash flows	$708	$826

Cash provided from non-cash operating assets and liabilities amounted to $72 million for 2012 compared to cash invested of $631 million for 2011. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2012	2011

Accounts receivable	$(46)	$(909)
Inventories	(315)	(282)
Prepaid expenses and other	36	(49)
Accounts payable	249	475
Accrued salaries and wages	37	80
Other accrued liabilities	97	87
Income taxes payable	16	(29)
Deferred revenue	(2)	(4)
Changes in non-cash operating assets and liabilities	$72	$(631)

The increase in inventories in 2012 was primarily due to higher tooling inventory and increased production inventory to support launch activities. The increase in accounts payable in 2012 was primarily due to increased production activities at the end of 2012 and the timing of payments.

Capital and Investment Spending

	For the year
	ended December 31,
	2012	2011	Change

Fixed asset additions	$(1,274)	$(1,236)
Investments and other assets	(122)	(196)
Fixed assets, investments and other assets additions	(1,396)	(1,432)
Purchase of subsidiaries	(525)	(120)
Disposal of facility	—	112
Proceeds from disposition	106	168
Cash used for investment activities	$(1,815)	$(1,272)	$(543)

Fixed assets, investments and other assets additions

In 2012, we invested $1.27 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2012 was for facilities and manufacturing equipment for programs that will be launching subsequent to 2012. Consistent with our strategy to expand in developing markets, approximately 24% (2011 - 23%) of this investment was in China, India, Brazil and Russia.

In 2012, we invested $113 million in other assets related primarily to fully reimbursable engineering costs and tooling for programs that launched during 2012 or will be launching subsequent to 2012, as well as $9 million in equity accounted investments.

19

Purchase of subsidiaries

During 2012, we invested $525 million to purchase subsidiaries, including the acquisition of:

•                  ixetic, a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota;

•                  the controlling 27% interest in the E-Car partnership;

•                  the remaining 50% interest in STT; and

•                  BDW, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

During 2011, we invested $120 million to purchase subsidiaries, including the acquisition of TKASB, which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

Proceeds from disposition

The $106 million of proceeds include:

•                  normal course fixed and other asset disposals;

•                  $18 million cash proceeds received with respect to the sale of non-core real estate; and

•                  $9 million cash proceeds received with respect to the disposal of ABCP.

Financing

	For the year
	ended December 31,
	2012	2011	Change

Increase in bank indebtedness	$42	$38
Repayments of debt	(309)	(47)
Issues of debt	348	146
Settlement of stock options	(19)	(30)
Issue of Common Shares	14	59
Contribution to subsidiaries by non-controlling interest	—	20
Repurchase of Common Shares	(40)	(407)
Dividends paid	(252)	(236)
Cash used for financing activities	$(216)	$(457)	$241

Repayments of debt for 2012 relate primarily to BDW and Pabsa S.A. debt payments subsequent to acquisition and repayments of our term lines of credit in our Rest of World segment, while issues of debt relates primarily to higher debt levels in our Rest of World segment.

During 2012, our Honorary Chairman and Founder, Mr. Stronach, exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

During 2012, we repurchased 0.8 million Common Shares for an aggregate purchase price of $40 million under our normal course issuer bid.

Cash dividends paid per Common Share were $1.10 for 2012, for a total of $252 million.

20

Financing Resources

	As at	As at
	December 31,	December 31,
	2012	2011	Change

Liabilities
Bank indebtedness	$71	$36
Long-term debt due within one year	249	151
Long-term debt	112	46
	432	233
Non-controlling interest	29	27
Shareholders’ equity	9,429	8,175
Total capitalization	$9,890	$8,435	$1,455

Total capitalization increased by $1.45 billion to $9.89 billion at December 31, 2012 compared to $8.44 billion at December 31, 2011, primarily as a result of a $1.25 billion increase in shareholders’ equity and a $199 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned in 2012 partially offset by dividends paid.

The increase in liabilities relates primarily to an increase in debt in our Rest of World segment and debt assumed in connection with the BDW acquisition.

Cash Resources

During 2012, our cash resources increased by $197 million to $1.52 billion as a result of the cash provided from operating activities and the favourable effect of foreign exchange partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2012, we had term and operating lines of credit totalling $2.48 billion of which $2.05 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 7, 2013 were exercised:

Common Shares	233,839,998
Stock options (i)	6,535,694
240,375,692

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2012, we had contractual obligations requiring annual payments as follows:

		2014-	2016-
	2013	2015	2017	Thereafter	Total

Operating leases	$318	$543	$437	$336	$1,634
Long-term debt	249	55	32	24	360
Unconditional Purchase Obligations:
Materials and Services	1,498	118	8	7	1,631
Capital	192	37	9	1	239
Total contractual obligations	$2,257	$753	$486	$368	$3,864

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Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $569 million at December 31, 2012. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$521	$41	$296	$858
Less plan assets	(289)	—	—	(289)
Unfunded amount	$232	$41	$296	$569

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases. Operating lease payments in 2012 for facilities were $277 million. Operating lease commitments in 2013 for facilities are expected to be $274 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $48 million for 2012, and are expected to be $44 million in 2013.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RELATED PARTIES

On August 31, 2010, following approval by our former Class A Subordinate Voting and Class B Shareholders, we completed a court-approved plan of arrangement (the “Arrangement”) in which our dual-class share structure was collapsed. In addition, the transaction: (i) set a declining fee schedule for the consulting, business development and business services contracts we have in place with our Founder and Honorary Chairman, Frank Stronach and his affiliated entities and a termination date of December 31, 2014; and (i) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

As more fully described in note 1 of the “Other (Income) Expense, net” section, on August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by our independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD and an independent valuation prepared by PwC.

Mr. Stronach, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly controlled Magna until August 31, 2010, and MI Developments Inc. (“MID”) until June 30, 2011. In the normal course of business, we lease various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2011 was $166 million. In addition, we recorded sales and provided services to companies controlled by the Stronach Group of $12 million and $5 million, respectively (2011 - $36 million and $7 million).

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We have agreements with Mr. Stronach and certain affiliated entities for the provision of business development, consulting and other business services. The cost of these agreements is measured at the exchange amount. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2012 was $47 million (2011 — $38 million).

As more fully described in note 8 of the “Other (Income) Expense, net” section, we sold properties to entities affiliated with Mr. Stronach and our former Co-Chief Executive Officer, for an aggregate sale price of $43 million. These transactions were reviewed by the former Corporate Governance and Compensation Committee and approved by the Independent Directors following the unanimous recommendation of the former Corporate Governance and Compensation Committee.

During the year ended December 31, 2012, a trust, which exists to make orderly purchases of our shares for employees for transfer to the Employee Equity and Profit Participation Program, borrowed up to $18 million (2011 - $35 million) from us to facilitate the purchase of Common Shares. At December 31, 2011, the trust’s indebtedness to us was $17 million (2011 - $17 million).

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon our 2012 audited consolidated financial statements, which have been prepared in accordance with United States GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]    Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a contract with the OEM for related tooling. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the tooling to the OEM pursuant to a separate tooling purchase order.

In certain cases, such multiple element arrangements also include providing engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

Tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Based on the typical terms and process for the negotiation of tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made either annually or at the end of the program life.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

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[b]    Contracts with Purchased Components

(i)            Tooling and Engineering Services

Revenues and cost of sales from tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all engineering services and tooling contracts have been recorded on a gross basis.

(ii)        Assembly Contracts

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only. All current programs are accounted for on a full-cost basis

(iii)    Modular Systems

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•             primary responsibility for providing the module to the OEM;

•             responsibility for styling and/or product design specifications;

•             latitude in establishing sub-supplier pricing;

•             responsibility for validation of sub-supplier part quality;

•             inventory risk on sub-supplier parts;

•             exposure to warranty; and

•             exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

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We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Deferred Tax Assets

At December 31, 2012, we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $124 million and $301 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to Canadian, United States, United Kingdom and Mexican subsidiaries.

On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

At December 31, 2012, we had domestic and foreign operating loss carryforwards of $2.08 billion and tax credit carryforwards of $35 million, which relate primarily to operations in Germany, United States, Austria, United Kingdom, Spain, Brazil and Belgium. Approximately $1.11 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2013 and 2032.

For the year ended December 31, 2012, based on financial forecasts and continued anticipated growth, we released a portion of the valuation allowance set up against our deferred tax assets in the United Kingdom. The BDW and ixetic acquisitions in 2012 have allowed us to release a portion of the valuation allowance set up against our German deferred tax assets. Additionally, during 2012, we released a portion of our valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of our deferred tax assets in Brazil. The net effect of all of these valuation allowance releases in 2012 is $89 million.

For the year ended December 31, 2011, based on financial forecasts and the continued anticipated growth for the U.S. market, we released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2012, we have remaining U.S. valuation allowances of $94 million, relating to deferred tax assets with restrictions on their usability.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

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At December 31, 2012, we had past service costs and actuarial experience losses of $204 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

Restructuring costs

We record accruals in conjunction with our restructuring actions. These accruals include estimates primarily related to workforce reduction costs such as employee termination costs, contract termination costs and other costs related to the consolidation and/or rationalization of facilities. Actual costs may vary from these estimates. These accruals are reviewed on a quarterly basis and with changes to restructuring actions being appropriately recognized when identified.

FUTURE CHANGES IN ACCOUNTING POLICIES

Intangibles

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard will be effective for us in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 17 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2012, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2012 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2012, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our internal controls. This report precedes our audited consolidated financial statements for the year ended December 31, 2012.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2012.

	2012	2011	2010

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	15.471	13.137	11.954
Europe	12.689	13.671	13.304

Sales
External Production
North America	$15,336	$13,940	$11,520
Europe	8,786	8,651	6,906
Rest of World	1,837	1,402	871
Complete Vehicle Assembly	2,561	2,690	2,163
Tooling, Engineering and Other	2,317	2,065	2,005
Total sales	$30,837	$28,748	$23,465

Net income	$1,426	$1,015	$1,003

Earnings per Common Share or Class B Share
Basic	$6.17	$4.26	$4.36
Diluted	$6.09	$4.20	$4.30

Cash dividends paid per Common Share or Class B Share	$1.10	$1.00	$0.42

Financial Position Data

Cash and cash equivalents	$1,522	$1,325	$1,881
Working capital (1)	$2,451	$2,422	$2,517
Total assets	$17,109	$14,679	$13,674

Financing Resources
Liabilities
Bank indebtedness	$71	$36	$6
Long-term debt due within one year	249	151	33
Long-term debt	112	46	47
	432	233	86
Non-controlling interest	29	27	3
Shareholders’ equity	9,429	8,175	8,023
Total capitalization	$9,890	$8,435	$8,112

Changes from 2011 to 2012 are explained in “Results of Operations — For the Year Ended December 31, 2012” section above.

1 Working capital represents current assets less current liabilities as presented in our consolidated balance sheet

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2011 COMPARED TO 2010

SALES

External Production Sales - North America

External production sales in North America increased 21% or $2.42 billion to $13.94 billion for 2011 compared to $11.52 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  BMW X3;

•                  Chevrolet Cruze;

•                  Dodge Durango;

•                  Jeep Grand Cherokee;

•                  Ford Explorer;

•                  Chrysler 300/300C and Dodge Charger;

•                  Chevrolet Equinox; and

•                  Volkswagen Passat;

•                  higher production volumes on certain existing programs;

•                  growth in sales for non-traditional markets;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  content growth on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  acquisitions completed during or subsequent to 2010; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2010, including the:

•                  Mercury brand vehicles; and

•                  Chevrolet HHR;

•                  a decrease in content on certain programs, including the Jeep Wrangler; and

•                  net customer price concessions subsequent to 2010.

External Production Sales - Europe

External production sales in Europe increased 25% or $1.74 billion to $8.65 billion for 2011 compared to $6.91 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  MINI Countryman;

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Audi A1;

•                  Mercedes-Benz SLK;

•                  Range Rover Evoque;

•                  Audi A6; and

•                  Mercedes-Benz C-Class Coupe;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to 2010, including Erhard & Söhne GmbH (“Erhard & Söhne”);

•                  growth in sales for non-traditional markets; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent 2010, including the BMW X3;

•                  the disposition of a non-strategic interior systems operation in 2011; and

•                  net customer price concessions subsequent to 2010.

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External Production Sales - Rest of World

External production sales in Rest of World increased 61% or $531 million to $1.40 billion for 2011 compared to $0.87 billion for 2010, primarily as a result of:

•                  acquisitions completed during or subsequent to 2010, which positively impacted sales by $321 million, including Resil Minas (“Resil”) and Pabsa S.A. (“Pabsa”);

•                  the launch of new programs during or subsequent to 2010 in China and Brazil;

•                  a $45 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi, Brazilian real and Korean Won; and

•                  higher production volumes on certain existing programs.

Complete Vehicle Assembly Sales

Complete vehicle assembly sales increased 24% or $527 million to $2.69 billion for 2011 compared to $2.16 billion for 2010 while assembly volumes increased 51% or 44,160 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to 2010, including the MINI Countryman;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and Peugeot RCZ.

These factors were partially offset by:

•                  the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 3% or $60 million to $2.07 billion for 2011 compared to $2.01 billion for 2010.

In 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  Volkswagen Touareg;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Cayenne; and

•                  Peugeot RCZ.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	2011	2010

Sales	$28,748	$23,465

Cost of goods sold
Material	18,533	14,595
Direct labour	1,912	1,603
Overhead	4,989	4,285
	25,434	20,483
Gross margin	$3,314	$2,982

Gross margin as a percentage of sales	11.5%	12.7%

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Cost of goods sold increased $4.95 billion to $25.43 billion for 2011 compared to $20.48 billion for 2010 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  an increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  $498 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne; and

•                  rising commodity costs.

These factors were partially offset by the disposition of a non-strategic interior systems operation during 2011.

Gross margin increased $332 million to $3.31 billion for 2011 compared to $2.98 billion for 2010 and gross margin as a percentage of sales decreased to 11.5% for 2011 compared to 12.7% for 2010. The decrease in gross margin as a percentage of sales was substantially due to:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  higher costs related to launches in our components business;

•                  favourable settlement of certain commercial items in 2010;

•                  higher employee profit sharing;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  higher warranty costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  the elimination of launch costs at our complete vehicle assembly operations;

•                  productivity and efficiency improvements at certain facilities;

•                  the disposition of a non-strategic interior systems operation during 2011; and

•                  improved pricing on certain programs.

Depreciation and Amortization

Depreciation and amortization costs increased $30 million to $686 million for 2011 compared to $656 million for 2010. The higher depreciation and amortization was primarily as a result of:

•                  an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  depreciation related to assets acquired subsequent to 2010, including Resil and Erhard & Söhne.

Selling, General and Administrative

SG&A expense as a percentage of sales was 4.8% for 2011 compared to 5.3% for 2010.

SG&A expense increased $135 million to $1.38 billion for 2011 compared to $1.25 billion for 2010 primarily as a result of:

•                  higher wages and other costs to support the growth in sales;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  a $32 million recovery, during 2010, of receivables previously provided for;

•                  $25 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne;

•                  due diligence costs related to completed and/or potential acquisitions; and

•                  net gain on disposal of assets in 2010.

These factors were partially offset by:

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment in 2010;

•                  reduced incentive compensation;

•                  lower restructuring, downsizing and stock-based compensation costs; and

•                  the disposition of a non-strategic interior systems operation during 2011.

30

Equity Income

Equity income decreased $11 million to $121 million for 2011 compared to $132 million for 2010. Excluding the $36 million increase in the equity loss related to E-Car, the $25 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments partially offset by the disposal of an equity accounted investment during 2011.

Other Expense, net

Other expense, net consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During 2011 and 2010, we recorded other expense (income) as follows:

	2011			2010
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Loss on disposal of facility	$129	$129	$0.54	$—	$—	$—
Impairment charges (1)	21	20	0.08	23	21	0.09
Customer bankruptcy	11	11	0.05	—	—	—
Settlement agreement	11	11	0.05	—	—	—
Write down of real estate	9	9	0.04	—	—	—
Insurance proceeds	(15)	(15)	(0.06)	—	—	—
Gain on disposal of investment	(10)	(10)	(0.04)	—	—	—
Restructuring charges (1)	—	—	—	32	27	0.11
Gain on deconsolidation of E-Car (2)	—	—	—	(16)	(16)	(0.07)
Gain on disposal of facility (3)	—	—	—	(14)	(14)	(0.06)
Total other expense, net	$156	$155	$0.65	$25	$18	$0.07

The other expense, net items for 2011 have been discussed in the “Other Expense, net” section above. During 2010, other expense, net items were as follows:

(1)         Restructuring and Impairment Charges

(i)                Long-lived Assets

In North America, we recorded charges of $7 million related to fixed assets at a die casting facility in Canada and in Germany, we recorded long-lived asset impairment charges of $16 million related to an interiors systems facility.

(ii)            Restructuring Costs

During 2010, we recorded restructuring and rationalization costs of $32 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

(2)         Gain on deconsolidation of E-Car

As more fully described in note 4 of our 2010 audited consolidated financial statements, on August 31, 2010 we completed the Arrangement in which our dual-class share structure was collapsed. As part of the Arrangement, we purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, we established the E-Car Systems partnership with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, we no longer control the partnership, and therefore, our interest in the partnership is accounted for using the equity method. As a result of deconsolidating E-Car, we showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, we recorded our investment in E-Car at its fair value on August 31, 2010 and recognized a $16 million gain in income.

(3)         Gain on disposal of facility

During 2010, we sold our interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

31

Net Income

Net income of $1.02 billion for 2011 increased $12 million compared to 2010. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, discussed in the “Other Expense, net” and “Income Taxes” sections, net income increased $71 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings (Loss) per Share

Diluted earnings per share decreased $0.10 to $4.20 for 2011 compared to $4.30 for 2010. Diluted earnings per share was impacted by other expense, net, after tax, and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net, after tax, negatively impacted our 2011 diluted earnings per share $0.65 and our 2010 diluted earnings per share by $0.07, while the U.S. Valuation Allowance positively impacted our diluted earnings per share for 2011 by $0.32. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, the $0.16 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. partially offset by an increase in the weighted average number of diluted shares outstanding during 2011.

The increase in the weighted average number of diluted shares outstanding was due to the net issue of Common Shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids.

Financing Resources

Total capitalization increased by $323 million to $8.44 billion at December 31, 2011 compared to $8.11 billion at December 31, 2010, primarily as a result of a $152 million increase in shareholders’ equity and a $147 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in 2011; and

•                  Common Shares issued on the exercise of stock options.

These factors were partially offset by:

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid;

•                  the $289 million of other comprehensive loss incurred during 2011; and

•                  dividends paid during 2011.

Cash Resources

During 2011, our cash resources decreased by $556 million to $1.33 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities. In addition to our cash resources at December 31, 2011, we had term and operating lines of credit totalling $2.36 billion of which $2.11 billion was unused and available.

On July 8, 2011, we entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaced a $2.00 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

The discussion of our results of operations for the three months ended December 31, 2012 contained in the MD&A attached to our press release dated March 1, 2013, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

32

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2012	2012	2012	2012

Sales	$7,666	$7,727	$7,411	$8,033

Net income	$341	$349	$386	$350

Earnings per Common Share
Basic	$1.47	$1.50	$1.68	$1.51
Diluted	$1.46	$1.48	$1.66	$1.49

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2011	2011	2011	2011

Sales	$7,189	$7,338	$6,970	$7,251

Net income	$322	$282	$100	$311

Earnings per Common Share
Basic	$1.33	$1.17	$0.43	$1.33
Diluted	$1.30	$1.15	$0.42	$1.32

In general, sales increased from 2011 to 2012 as a result of a continued recovery in vehicle production during 2012, particularly in North America compared to the historically low level of production in 2009. The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income are the following other expense, net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2012	2012	2012	2012

Impairment charges	$—	$—	$—	$23
Restructuring charges	—	—	—	53
Re-measurement gain	—	—	(125)	(35)
	$—	$—	$(125)	$41

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2011	2011	2011	2011

Impairment charges	$—	$—	$—	$20
Loss on disposal of facility	—	—	113	16
Customer bankruptcy	—	—	—	11
Insurance proceeds	—	—	—	(15)
Settlement agreement	—	—	11	—
Gain on disposal of investment	—	(10)	—	—
Write down of real estate	9	—	—	—
	$9	$(10)	$124	$32

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2012 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

33

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to expected light vehicle production and operating performance in North America and Europe; implementation of improvement plans in our underperforming operations, and/or restructuring actions, particularly in Europe; improved future results in ROW and Europe; the impact to Adjusted EBIT of new facilities launches and acquisitions in Rest of World, particularly Asia and South America; the future growth of the automotive pump market and the potential benefits expected to be achieved from our acquisitions of ixetic Verwaltungs GmbH and the remaining 50% interest in STT Technologies Inc.; the integration of and potential benefits expected to be achieved from our completed acquisition of the outstanding 27% interest in Magna E-Car Systems; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

34

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the accompanying Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”). The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented in the accompanying MD&A has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2012 internal control over financial reporting is, in all material respects, effective. The Company’s Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ “Donald J. Walker”	/s/ “Vincent J. Galifi”

Donald J. Walker	Vincent J. Galifi
Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheets of Magna International Inc. (the “Company”) as at December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna International Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013, expressed an unqualified opinion thereon.

/s/ “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
March 7, 2013
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012 and our report dated March 7, 2013 expressed an unqualified opinion thereon.

/s/ “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
March 7, 2013
Toronto, Canada

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2012	2011	2010

Sales		$30,837	$28,748	$23,465

Costs and expenses
Cost of goods sold	15	27,010	25,434	20,483
Depreciation and amortization		801	686	656
Selling, general and administrative	8, 17	1,519	1,382	1,247
Interest expense (income), net	14	16	(6)	(11)
Equity income		(151)	(121)	(132)
Other (income) expense, net	3	(108)	156	25
Income from operations before income taxes		1,750	1,217	1,197
Income taxes	11	324	202	194
Net income		1,426	1,015	1,003
Net loss attributable to non-controlling interests		7	3	—
Net income attributable to Magna International Inc.		$1,433	$1,018	$1,003

Earnings per Common Share or Class B Share:	4
Basic		$6.17	$4.26	$4.36
Diluted		$6.09	$4.20	$4.30

Cash dividends paid per Common Share or Class B Share		$1.10	$1.00	$0.42

Average number of Common Shares and Class B Shares outstanding during the year [in millions]:	4
Basic		232.4	239.3	230.0
Diluted		235.2	242.8	233.0

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Net income		$1,426	$1,015	$1,003

Other comprehensive income (loss), net of tax:	19
Net unrealized gain (loss) on translation of net investment in foreign operations		88	(171)	20
Net unrealized gain (loss) on cash flow hedges		75	(41)	80
Reclassification of net gain on cash flow hedges to net income		(18)	(22)	(27)
Reclassification of net loss on pensions to net income		11	3	4
Pension and post-retirement benefits		(72)	(52)	(18)
Net unrealized (loss) gain on available-for-sale investments		(4)	(6)	11
Other comprehensive income (loss)		80	(289)	70

Comprehensive income		1,506	726	1,073
Comprehensive loss attributable to non-controlling interests		5	3	—
Comprehensive income attributable to Magna International Inc.		$1,511	$729	$1,073

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2012	2011	2010

OPERATING ACTIVITIES
Net income		$1,426	$1,015	$1,003
Items not involving current cash flows	5	708	826	729
		2,134	1,841	1,732
Changes in non-cash operating assets and liabilities	5	72	(631)	146
Cash provided from operating activities		2,206	1,210	1,878

INVESTMENT ACTIVITIES
Fixed asset additions		(1,274)	(1,236)	(746)
Purchase of subsidiaries	6	(525)	(120)	(106)
Increase in investments and other assets		(122)	(196)	(149)
Deconsolidation of E-Car	3	—	—	(91)
Disposal of facilities	3	—	112	30
Proceeds from disposition		106	168	244
Cash used for investment activities		(1,815)	(1,272)	(818)

FINANCING ACTIVITIES
Increase in bank indebtedness		42	38	12
Repayments of debt	14	(309)	(47)	(105)
Issues of debt	14	348	146	36
Issues of Common Shares	18	14	59	48
Settlement of stock options	17	(19)	(30)	(12)
Repurchase of Common Shares	18	(40)	(407)	(23)
Repurchase of Class B Shares	18	—	—	(300)
Contribution to subsidiaries by non-controlling interests		—	20	—
Dividends paid		(252)	(236)	(100)
Cash used for financing activities		(216)	(457)	(444)

Effect of exchange rate changes on cash and cash equivalents		22	(37)	(5)

Net increase (decrease) in cash and cash equivalents during the year		197	(556)	611
Cash and cash equivalents, beginning of year		1,325	1,881	1,270
Cash and cash equivalents, end of year		$1,522	$1,325	$1,881

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions]

As at December 31,

	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents	5	$1,522	$1,325
Accounts receivable		4,774	4,398
Inventories	7	2,512	2,045
Deferred tax assets	11	170	206
Prepaid expenses and other		157	172
		9,135	8,146

Investments	3, 8, 15	385	438
Fixed assets, net	3, 9	5,273	4,236
Goodwill	3, 10	1,473	1,196
Deferred tax assets	11	90	69
Other assets	3, 12	753	594
		$17,109	$14,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	14	$71	$36
Accounts payable		4,450	3,961
Accrued salaries and wages		617	525
Other accrued liabilities	13	1,185	1,002
Income taxes payable		93	5
Deferred tax liabilities	11	19	44
Long-term debt due within one year	14	249	151
		6,684	5,724

Long-term employee benefit liabilities	15	560	419
Long-term debt	14	112	46
Other long-term liabilities	16	154	207
Deferred tax liabilities	11	141	81
		7,651	6,477

Shareholders’ equity
Common Shares [issued: 233,155,783; 2011 - 233,317,792]	18	4,391	4,373
Contributed surplus		80	63
Retained earnings	18	4,462	3,317
Accumulated other comprehensive income	19	496	422
		9,429	8,175

Non-controlling interest		29	27
		9,458	8,202
		$17,109	$14,679

Commitments and contingencies [notes 14, 20 and 22]

See accompanying notes

On behalf of the Board:
	/s/ “Lawrence Worrall”	/s/ “William Young”

	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI [i]	Interest	Equity
	[in millions]

Balance, December 31, 2009	223.9	$3,779	$32	$2,803	$685	$—	$7,299
Net income				1,003			1,003
Other comprehensive income					70		70
Contribution to subsidiaries by non-controlling interests						3	3
Shares issued on exercise of stock options	1.5	58	(10)				48
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid [note 18]	(0.8)	(11)		(13)	(3)		(27)
Shares issued under the Arrangement [note 18]	18.0	666					666
Repurchase of Class B Shares [note 18]				(976)			(976)
Stock-based compensation expense [note 17]			52				52
Settlement of stock options			(12)				(12)
Dividends paid		2		(102)			(100)
Balance, December 31, 2010	242.6	4,500	56	2,715	752	3	8,026

Net income				1,018		(3)	1,015
Other comprehensive loss					(289)		(289)
Contribution to subsidiaries by non-controlling interests						20	20
Acquisition of subsidiaries						7	7
Shares issued on exercise of stock options	1.4	69	(10)				59
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid [note 18]	(10.7)	(204)		(162)	(41)		(407)
Stock-based compensation expense [note 17]			31				31
Settlement of stock options [note 17]			(8)	(16)			(24)
Dividends paid		2		(238)			(236)
Balance, December 31, 2011	233.3	4,373	63	3,317	422	27	8,202

Net income				1,433		(7)	1,426
Other comprehensive income					78	2	80
Acquisition of subsidiaries						7	7
Shares issued on exercise of stock options	0.4	19	(5)				14
Release of restricted stock		5	(5)				—
Release of restricted stock units		5	(5)				—
Repurchase and cancellation under normal course issuer bid [note 18]	(0.8)	(18)		(20)	(4)		(42)
Stock-based compensation expense [note 17]			39				39
Settlement of stock options [note 17]			(7)	(9)			(16)
Dividends paid	0.2	7		(259)			(252)
Balance, December 31, 2012	233.1	$4,391	$80	$4,462	$496	$29	$9,458

[i]         AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries.  Magna’s 119,000 employees are focused on delivering superior value to customers through innovative processes and World Class Manufacturing.  The Company’s capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

The consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles [“GAAP”].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries, some of which have a non-controlling interest.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial instruments are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in prepaid expenses, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and market, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP, public company shares and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is reviewed for impairment on an annual basis. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of a reporting unit is generally determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The aggregated underfunded plans are recognized as either a current liability or a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of the plan assets, determined on a plan-by-plan basis.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

For revenue arrangements entered into prior to January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. For revenue arrangements entered into or materially modified on or after January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries. These items are either considered to be reinvested for the foreseeable future or if they are available for repatriation, are not subject to further tax on remittance in the current circumstances. Taxes will be recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus.

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, the change in fair value of available-for-sale investments net of taxes, change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Earnings per Common Share or Class B Share

Basic earnings per Common Share or Class B Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares and Class B Shares outstanding during the year.

Diluted earnings per Common Share or Class B Share are calculated on the weighted average number of Common Shares and Class B Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.     ACCOUNTING STANDARDS

Comprehensive Income

During 2011, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Fair Value Measurement

During 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ended December 31, 2012. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Future Accounting Standards

Intangibles

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard will be effective for the Company in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.     OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of significant items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; re-measurement gains on acquisitions; and other items not reflective of on-going operating profit or loss. Other (income) expense, net consists of:

	2012	2011	2010

North America [a]
Impairment of long-lived assets	$2	$7	$7
Re-measurement gain of STT	(35)	—	—
Settlement agreement	—	11	—
Insurance proceeds	—	(15)	—
Restructuring charges	—	—	32
	(33)	3	39

Europe [b]
Restructuring charges	55	—	—
Impairment of long-lived assets	23	14	16
Loss on disposal of facility	—	129	—
Customer bankruptcy	—	11	—
	78	154	16

Rest of World [c]
Gain on disposal of facility	—	—	(14)

Corporate [d]
Re-measurement gain of E-Car	(153)	—	—
Write down of real estate	—	9	—
Gain on sale of investment	—	(10)	—
Gain on deconsolidation of E-Car	—	—	(16)
	(153)	(1)	(16)
	$(108)	$156	$25

[a]    North America

For the year ended December 31, 2012

In conjunction with its annual business planning cycle, during the fourth quarter of 2012 the Company recorded long-lived asset impairment charges of $2 million [$1 million after tax] in North America related to specific fixed assets at a metal fabricating facility in the United States.

On October 26, 2012, the Company acquired the remaining 50% interest in STT Technologies Inc. [“STT”] for cash consideration of $55 million.  STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, the Company accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measures its pre-existing investment in STT at fair value and recognize any gains or losses in income. The estimated fair value of Magna’s investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million [$35 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

For the year ended December 31, 2011

During the third quarter of 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. The Company recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $7 million [$7 million after tax] related to a roof systems facility in the United States.

During the fourth quarter of 2011, the Company received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets’ net book value and the losses previously recognized, and was recorded in income.

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $7 million [$5 million after tax] related to a die casting facility in Canada.

In addition, during 2010, the Company recorded restructuring and rationalization costs of $32 million [$27 million after tax] related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States, approximately $7 million remains to be paid subsequent to 2012.

[b]    Europe

For the year ended December 31, 2012

As a result of continuing economic uncertainty in Europe, recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, management determined that restructuring would have to be completed in its traditional European markets in order to remain cost competitive over the long-term. As a result, during the fourth quarter of 2012, the Company recorded restructuring charges of $55 million [$53 million after tax] in Europe primarily at its exterior and interior systems and complete vehicle and engineering services operations.

Substantially all of these restructuring costs will be paid subsequent to 2012.

During the fourth quarter of 2012, the Company recorded long-lived asset impairment charges of $23 million [$22 million after tax] primarily related to exterior and interior systems facilities.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

For the year ended December 31, 2011

During the third quarter of 2011, the Company sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements [the “SPA”], the Company agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in note 6, on June 4, 2012, the Company re-acquired the above operation.

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $14 million [$13 million after tax] related to various facilities in Europe.

During the fourth quarter of 2011, the Company recorded an $11 million charge related to the insolvency of Saab.

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $16 million [$16 million after tax] related to an interior systems facility in Germany.

[c]          Rest of World

For the year ended December 31, 2010

During the first quarter of 2010, the Company sold its interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

[d]         Corporate

For the year ended December 31, 2012

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. [“TD”] and an independent valuation prepared by PricewaterhouseCoopers LLP [“PwC”]. The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

For the year ended December 31, 2011

During 2011, five excess corporate real estate assets were sold to entities associated with the Company’s Founder and Honorary Chairman, Mr. Stronach and/or the Company’s former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the former Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, the Company recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of Magna’s Board of Directors based on the recommendations of the former Corporate Governance and Compensation Committee and were completed during 2011.

During the second quarter of 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

For the year ended December 31, 2010

On August 31, 2010, following approval by the Company’s former Class A Subordinate Voting and Class B Shareholders, the Company completed a court-approved plan of arrangement [the “Arrangement”] in which its dual-class share structure was collapsed. In addition, the transaction: [i] set a declining fee schedule for the consulting, business development and business services contracts Magna has in place with its former Chairman, Frank Stronach and his affiliated entities and a termination date of December 31, 2014; and [ii] established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

E-Car, involved the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Magna’s original investment in the partnership included the assets of the Company’s recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% controlling equity interest in the partnership, reducing Magna’s equity interest to 73%. The Company had no obligation to make additional investments in E-Car under the terms of the E-Car partnership agreement. For accounting purposes, the partnership was a variable interest entity. Magna was not considered the primary beneficiary; and as a result, the Company’s interest in E-Car was accounted for using the equity method. As a result of deconsolidating the E-Car partnership, the Company showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010.  In addition, the Company recorded its investment in E-Car at its fair value and recognized a $16 million gain in income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	2012	2011	2010
Basic earnings per Common or Class B Share:

Net income attributable to Magna International Inc.	$1,433	$1,018	$1,003
Average number of Common and Class B Shares outstanding during the year	232.4	239.3	230.0
Basic earnings per Common or Class B Share	$6.17	$4.26	$4.36

Diluted earnings per Common or Class B Share:

Net income attributable to Magna International Inc.	$1,433	$1,018	$1,003
Average number of Common and Class B Shares outstanding during the year	232.4	239.3	230.0
Adjustments
Stock options and restricted stock [a]	2.8	3.5	3.0
	235.2	242.8	233.0
Diluted earnings per Common or Class B Share	$6.09	$4.20	$4.30

[a]   Diluted earnings per Common or Class B Share exclude 2.3 million [2011 — 2.1 million; 2010 — 3.9 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

5.              DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]         Cash and cash equivalents consist of:

	2012	2011
Bank term deposits, bankers’ acceptances and government paper	$1,220	$968
Cash	302	357
	$1,522	$1,325

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Items not involving current cash flows:

	2012	2011	2010
Depreciation and amortization	$801	$686	$656
Other non-cash charges	154	110	148
Amortization of other assets included in cost of goods sold	113	80	67
Deferred income taxes [note 11]	(46)	(76)	(17)
Equity income	(151)	(121)	(132)
Non-cash portion of Other (income) expense, net [note 3]	(163)	147	7
	$708	$826	$729

[c]          Changes in non-cash operating assets and liabilities:

	2012	2011	2010
Accounts receivable	$(46)	$(909)	$(589)
Inventories	(315)	(282)	(164)
Prepaid expenses and other	36	(49)	(9)
Accounts payable	249	475	550
Accrued salaries and wages	37	80	93
Other accrued liabilities	97	87	65
Income taxes (payable) receivable	16	(29)	203
Deferred revenue	(2)	(4)	(3)
	$72	$(631)	$146

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.                   BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2012

[i]                 BDW Technology Group

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

[ii]             Interior Systems

As more fully described in note 3, during the third quarter of 2011 the Company sold an interior systems operation [the “Business”] located in Germany. Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, the Company re-acquired the Business. This acquisition resulted in acquired cash of $19 million [net of $1 million cash paid].

As part of the acquisition, the Company was able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still expected to incur significant losses over the next three years.

[iii]         Magna E-Car Systems LP

As more fully described in note 3, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million [net of $19 million cash acquired]. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that all assets acquired and liabilities of E-Car be measured at fair value.

The preliminary purchase equation allocated $210 million to intangible assets which are primarily technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, the Company has determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

[iv]          STT Technologies Inc.

As more fully described in note 3, on October 26, 2012 the Company acquired the remaining 50% interest in STT for cash considerations of $42 million [net of $13 million cash acquired]. The incremental investment in STT required that all assets acquired and liabilities of STT be measured at fair value.  This transaction also resulted in $58 million of goodwill recorded.

[v]              ixetic Verwaltungs GmbH

In December 2012, the Company acquired ixetic Verwaltungs GmbH [“ixetic”], a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The purchase price was $395 million [net of $64 million cash acquired] resulting in $169 million of goodwill. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The preliminary purchase equations for these acquisitions are as follows:

	BDW	E-Car	STT	ixetic	Other	Total
Cash	$11	$19	$13	$64	$20	$127
Non-cash working capital	(122)	(48)	9	54	(22)	(129)
Investments	—	—	—	3	—	3
Fixed assets	188	87	30	186	10	501
Goodwill, net	32	16	58	169	14	289
Other assets	17	9	—	68	—	94
Purchase intangibles	—	210	5	—	—	215
Long-term employee benefit liabilities	—	(2)	—	(45)	(2)	(49)
Long-term debt	(24)	—	—	(1)	—	(25)
Other long-term liabilities	(35)	—	—	—	—	(35)
Deferred tax liabilities	(23)	—	(5)	(39)	(1)	(68)
Non-controlling interests	—	(11)	—	—	—	(11)
Fair value of net assets	44	280	110	459	19	912
Less: Carrying value of Magna’s equity accounted investment	—	(52)	(20)	—	—	(72)
Gain on re-measurement	—	(153)	(35)	—	—	(188)
Consideration paid	44	75	55	459	19	652
Less: Cash acquired	(11)	(19)	(13)	(64)	(20)	(127)
Net cash outflow	$33	$56	$42	$395	$(1)	$525

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

Acquisitions in the year ended December 31, 2011

In December 2011, the Company acquired ThyssenKrupp Automotive Systems Industrial do Brasil Ltda, which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

In August 2011, the Company acquired Grenville Castings Ltd., a structural casting supplier of aluminum components located in Canada. The acquired business has sales primarily to Ford and General Motors.

In June 2011, the Company acquired Continental Plastics Co., a supplier of interior products, mainly door panel and seat back assemblies. The acquired business is located in the United States with sales primarily to General Motors.

In May 2011, the Company acquired a 51% interest in Wuhu Youth Tongyang Auto Plastic Parts Co., Ltd., a supplier of exterior products, mainly front and rear bumpers. The acquired business is located in China with sales primarily to Chery Automobile Co. Ltd.

In January 2011, the Company acquired Automobiltechnik Dürbheim, a manufacturer of tapping plates which assist in the fastening of bolts. The acquired business is located in Germany and has sales to various OEMs.

The total consideration for these acquisitions was $157 million, consisting of $120 million paid in cash [net of cash acquired] and $37 million of assumed debt.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The net effect of the acquisitions on the Company’s 2011 consolidated balance sheet were increases in non-cash working capital of $35 million, fixed assets of $95 million, goodwill of $29 million, deferred tax assets of $6 million, other long-term liabilities of $28 million, and non-controlling interest of $7 million.

The impact of finalizing the 2011 acquisitions in 2012 was insignificant to the 2012 consolidated financial statements.

Acquisitions in the year ended December 31, 2010

In December 2010, Magna completed the following acquisitions:

[a]   Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA.

[b]   Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina.

[c]    Erhard & Söhne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.

The total consideration for these acquisitions and certain other acquisitions was $120 million, consisting of $106 million paid in cash [net of cash acquired] and $14 million of assumed debt.

The net effect of the acquisitions on the Company’s 2010 consolidated balance sheet was a decrease in non-cash working capital of $45 million, increases in fixed assets of $69 million, goodwill of $68 million, deferred tax assets of $4 million, other assets of $40 million, other long-term liabilities of $5 million, deferred tax liabilities of $8 million, and non-controlling interest of $3 million. The impact of finalizing the 2010 acquisitions in 2011 was insignificant to the 2011 consolidated financial statements.

Pro forma impact [unaudited]

If the acquisitions completed during 2012 and 2011 occurred on January 1, 2011, the Company’s pro forma consolidated sales for the year ended December 31, 2012 would have been $31.5 billion [2011 - $30.0 billion] and the unaudited pro forma consolidated net income would have been $1.4 billion [2011 - $0.9 billion].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.              INVENTORIES

Inventories consist of:

	2012	2011
Raw materials and supplies	$911	$800
Work-in-process	260	229
Finished goods	283	253
Tooling and engineering	1,058	763
	$2,512	$2,045

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8.              INVESTMENTS

[a]         At December 31, 2012, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2011 - Cdn$125 million]. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and restructuring Notes [the “Notes”] were issued in exchange for existing investments. The Notes issued included: [i] notes in a Master Trust (MAV2 - A Notes), which were rated A by DBRS with a face amount value of Cdn$102 million; [ii] subordinate notes (MAV2 - B and C Notes) which were unrated with a face amount value of Cdn$9 million; and [iii] various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust included credit quality, an expected return of the assets and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

The following is a continuity of the Company’s investment in ABCP:

	2012	2011	2010
Balance, beginning of year	$82	$84	$85
Valuation adjustment [i]	15	—	—
Cash receipts	(9)	—	(5)
Foreign exchange and other	2	(2)	4
	$90	$82	$84

[i]       The carrying value of this investment was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2012, the Company recorded an $15 million increase in the carrying value of its investment in ABCP in selling, general and administrative expense, due to a reduction of the spread between the anticipated return on the restructured notes and current market indices.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]    The Company’s net income includes the proportionate share of net income or loss of its equity method investees.  When a proportionate share of net income is recorded, it increases equity income in the consolidated statements of income and the carrying value of those investments.  Conversely, when a proportionate share of a net loss is recorded, it decreases equity income in the consolidated statements of income and the carrying value of those investments. The following is the Company’s combined proportionate share of the major components of the financial statements of the entities in which the Company accounts for using the equity method:

Balance Sheets

	2012	2011
Current assets	$344	$389
Long-term assets	$74	$173
Current liabilities	$150	$203
Long-term liabilities	$60	$58

Statements of Income

	2012	2011	2010
Sales	$967	$881	$698
Cost of goods sold, expenses and income taxes	814	805	580
Net income	$153	$76	$118

Sales to equity method investees were approximately $171 million, $76 million and $18 million in 2012, 2011 and 2010, respectively.

9.              FIXED ASSETS

Fixed assets consist of:

	2012	2011
Cost
Land	$238	$199
Buildings	1,513	1,195
Machinery and equipment	11,047	9,475
	12,798	10,869
Accumulated depreciation
Buildings	(541)	(453)
Machinery and equipment	(6,984)	(6,180)
	$5,273	$4,236

Included in the cost of fixed assets above are construction in progress expenditures of $939 million [2011 - $842 million] that have not been depreciated.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North		Rest of
	America	Europe	World	Total
Balance, December 31, 2010	$651	$402	$141	$1,194
Acquisitions [note 6]	2	2	25	29
Foreign exchange and other	(9)	(12)	(6)	(27)
Balance, December 31, 2011	644	392	160	1,196
Acquisitions [note 6]	75	206	8	289
Foreign exchange and other	(18)	13	(7)	(12)
Balance, December 31, 2012	$701	$611	$161	$1,473

11.       INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2012	2011	2010
Canadian statutory income tax rate	26.5%	28.3%	31.0%
Manufacturing and processing profits deduction	(0.7)	(0.8)	(0.6)
Foreign rate differentials	(1.5)	(2.0)	(4.2)
Losses not benefited	5.8	11.4	3.3
Utilization of losses previously not benefited	(0.3)	(10.2)	(9.4)
Earnings of equity accounted investees	(1.2)	(1.6)	(2.2)
Investment tax credits	(2.3)	(1.6)	(1.3)
Valuation allowance on deferred tax assets [i]	(5.0)	(6.5)	(0.3)
Re-measurement gains	(1.1)	—	—
Other	(1.7)	(0.4)	(0.1)
Effective income tax rate	18.5%	16.6%	16.2%

[i]             Accounting standards require that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a more-likely-than-not recognition threshold. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

For the year ended December 31, 2012

The Company had valuation allowances against its deferred tax assets in the United Kingdom and Germany.  These valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets.  Over the past few years, certain divisions in the United Kingdom have delivered sustained profits.  Based on financial forecasts and continued anticipated growth, the Company released a portion of the valuation allowance set up against its deferred tax assets in the United Kingdom.  The BDW and ixetic acquisitions in 2012 have allowed the Company to release a portion of the valuation allowance set up against its German deferred tax assets, during the fourth quarter of 2012.  Additionally, during the fourth quarter of 2012, the Company has released a portion of its valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of its deferred tax assets in Brazil. The net effect of all of these valuation allowance releases is $89 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

For the year ended December 31, 2011

The Company had valuation allowances against all of its deferred tax assets in the United States. The U.S. valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets. During 2010 and 2011, the Company’s United States operations delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S. market, the Company released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2012, the Company has remaining U.S. valuation allowances of $94 million, relating to deferred tax assets with restrictions on their usability.

[b]         The details of income before income taxes by jurisdiction are as follows:

	2012	2011	2010
Canadian	$996	$710	$497
Foreign	754	507	700
	$1,750	$1,217	$1,197

[c]          The details of the income tax provision (recovery) are as follows:

	2012	2011	2010
Current
Canadian	$170	$115	$73
Foreign	200	163	138
	370	278	211

Deferred
Canadian	(6)	7	11
Foreign	(40)	(83)	(28)
	(46)	(76)	(17)
	$324	$202	$194

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2012	2011	2010
Tax depreciation greater (less) than book depreciation	$13	$51	$(13)
Book amortization less than (in excess of) tax amortization	16	—	(20)
Liabilities currently not deductible for tax	(29)	(28)	(27)
Net tax losses (benefited) utilized	(11)	(37)	48
Change in valuation allowance on deferred tax assets	(89)	(78)	(3)
Net tax credits utilized	53	24	—
Other	1	(8)	(2)
	$(46)	$(76)	$(17)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2012	2011
Assets
Tax benefit of loss carryforwards	$628	$527
Liabilities currently not deductible for tax	263	219
Tax credit carryforwards	35	73
Unrealized loss on cash flow hedges and retirement liabilities	48	51
	974	870
Valuation allowance against tax benefit of loss carryforwards	(504)	(454)
Other valuation allowance	(45)	(103)
	425	313

Liabilities
Tax depreciation in excess of book depreciation	199	135
Other assets book value in excess of tax value	77	20
Unrealized gain on cash flow hedges and retirement liabilities	19	8
Other	30	—
	325	163

Net deferred tax assets	$100	$150

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2012	2011
Current deferred tax assets	$170	$206
Current deferred tax liabilities	(19)	(44)
Long-term deferred tax assets	90	69
Long-term deferred tax liabilities	(141)	(81)
	$100	$150

[f]           Income taxes paid in cash (net of refunds) were $347 million for the year ended December 31, 2012 [2011 - $304 million; 2010 - $(6) million].

[g]          As at December 31, 2012, the Company had domestic and foreign operating loss carryforwards of $2.08 billion and tax credit carryforwards of $35 million. Approximately $1.11 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2013 and 2032.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[h]         As at December 31, 2012 and 2011, the Company’s gross unrecognized tax benefits were $279 million and $252 million, respectively [excluding interest and penalties], of which $240 million and $222 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2012	2011
Balance, beginning of year	$252	$257
Additions based on tax positions related to current year	68	14
(Reductions)/additions based on tax positions of prior years	(31)	13
Settlements	(10)	(12)
Statute expirations	(5)	(16)
Foreign currency translation	5	(4)
	$279	$252

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2012 and 2011, the Company has recorded interest and penalties, on the unrecognized tax benefits, of $49 million and $42 million, respectively. During the year ended December 31, 2012, the Company recorded a tax expense related to changes in its reserves for interest and penalties of $7 million.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $155 million, of which $140 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. The Company remains subject to income tax examination in Germany for years after 2002, Canada for years after 2004, Austria for years after 2005, Mexico for years after 2006, and in the U.S. federal jurisdiction for years after 2007.

12.       OTHER ASSETS

Other assets consist of:

	2012	2011
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$297	$301
Long-term receivables [note 20]	95	176
Patents and licenses, net	34	30
Unrealized gain on cash flow hedges [note 20]	32	15
E-Car intangible [note 6]	158	—
Other, net [note 6]	137	72
	$753	$594

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2012	2011	2010
Balance, beginning of year	$76	$68	$75
Expense, net	43	46	32
Settlements	(46)	(38)	(37)
Acquisitions [note 6]	17	—	—
Foreign exchange and other	4	—	(2)
	$94	$76	$68

14.       DEBT AND COMMITMENTS

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2012	2011
Bank term debt at a weighted average interest rate of approximately 8.0% [2011 — 9.4%], denominated primarily in Chinese renminbi and Brazilian real	$268	$137
Government loans at a weighted average interest rate of approximately 5.4% [2011 — 5.8%], denominated primarily in euros	15	18
Other	78	42
	361	197
Less due within one year	249	151
	$112	$46

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2013	$249
2014	24
2015	31
2016	16
2017	16
Thereafter	25
$361

[c]    On July 8, 2011, the Company entered into a four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Interest expense (income), net includes:

	2012	2011	2010
Interest expense
Current	$27	$16	$9
Long-term	7	3	2
	34	19	11
Interest income	(18)	(25)	(22)
Interest expense (income), net	$16	$(6)	$(11)

[e]          Interest paid in cash was $32 million for the year ended December 31, 2012 [2011 - $19 million; 2010 - $11 million].

[f]           At December 31, 2012, the Company had commitments under operating leases requiring annual rental payments as follows:

Total
2013	$318
2014	287
2015	256
2016	233
2017	204
Thereafter	336
$1,634

15.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2012	2011	2010
Defined benefit pension plans and other [a]	$230	$143	$97
Termination and long service arrangements [b]	286	229	212
Retirement medical benefits plans [c]	39	37	34
Other long-term employee benefits	5	10	13
Long-term employee benefit obligations	$560	$419	$356

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2012	2011	2010
Projected benefit obligation
Discount rate	4.1%	4.7%	5.5%
Rate of compensation increase	2.8%	2.8%	2.6%

Net periodic benefit cost
Discount rate	4.7%	5.2%	5.9%
Rate of compensation increase	2.8%	2.7%	3.5%
Expected return on plan assets	7.0%	7.1%	7.7%

Information about the Company’s defined benefit pension plans is as follows:

	2012	2011	2010
Projected benefit obligation
Beginning of year	$403	$352	$330
Current service cost	12	11	11
Interest cost	19	19	18
Actuarial losses (gains) and changes in actuarial assumptions	50	42	(5)
Benefits paid	(19)	(14)	(17)
Special termination benefit	—	1	8
Acquisition	49	—	5
Divestitures	—	(3)	—
Currency translation	6	(5)	2
End of year	520	403	352

Plan assets at fair value
Beginning of year	259	253	218
Return on plan assets	26	—	25
Employer contributions	19	24	21
Benefits paid	(19)	(14)	(15)
Currency translation	3	(4)	4
End of year	288	259	253

Ending funded status	$232	$144	$99

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2012	2011	2010
Amounts recorded in the consolidated balance sheet
Non-current asset	$—	$(1)	$—
Current liability	2	2	2
Non-current liability	230	143	97
Net amount	$232	$144	$99

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(142)	$(101)	$(42)

Net periodic benefit cost
Current service cost	$12	$11	$11
Interest cost	19	19	18
Return on plan assets	(19)	(19)	(17)
Actuarial losses	3	1	2
Special termination benefit	—	1	8
Net periodic benefit cost	$15	$13	$22

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2012	2011	2010
Discount rate	4.2%	5.4%	4.9%
Rate of compensation increase	3.9%	4.0%	3.9%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long service arrangements is as follows:

	2012	2011	2010
Projected benefit obligation
Beginning of year	$237	$220	$190
Current service cost	15	14	13
Interest cost	12	10	11
Actuarial losses and changes in actuarial assumptions	41	14	33
Benefits paid	(12)	(11)	(12)
Curtailment	(4)	—	—
Divestitures	—	—	(3)
Currency translation	7	(10)	(12)
Ending funded status	$296	$237	$220

Amounts recorded in the consolidated balance sheet	$10	$8	$8
Current liability
Non-current liability	286	229	212
Net amount	$296	$237	$220

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(73)	$(45)	$(41)

Net periodic benefit cost
Current service cost	$15	$14	$13
Interest cost	12	10	11
Actuarial losses	12	6	5
Net periodic benefit cost	$39	$30	$29

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 will no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2012	2011	2010
Retirement medical benefit obligations	3.6%	4.2%	5.4%
Net periodic benefit cost	4.2%	5.4%	5.7%
Health care cost inflation	8.0%	9.2%	9.2%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s retirement medical benefits plans are as follows:

	2012	2011	2010
Projected benefit obligation
Beginning of year	$39	$36	$36
Interest cost	2	2	2
Actuarial losses and changes in actuarial assumptions	3	4	1
Benefits paid	(3)	(3)	(3)
Ending funded status	$41	$39	$36

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2	$2
Non-current liability	39	37	34
Net amount	$41	$39	$36

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$3	$3	$4
Unrecognized actuarial gains	8	12	18
Total accumulated other comprehensive income	$11	$15	$22

Net periodic benefit cost
Interest cost	$2	$2	$2
Actuarial gains	(1)	(1)	(1)
Past service cost amortization	—	(1)	—
Net periodic benefit cost	$1	$—	$1

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total
Expected employer contributions - 2013	$30	$10	$2	$42

Expected benefit payments:
2013	$17	$10	$2	$29
2014	15	10	2	27
2015	16	11	2	29
2016	16	12	3	31
2017	17	13	3	33
Thereafter	93	95	12	200
	$174	$151	$24	$349

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Plan assets

The asset allocation of the Company’s defined benefit pension plans at December 31, 2012 and 2011, and the target allocation for 2013 is as follows:

	2013	2012	2011
Equity securities	55-75%	57%	60%
Fixed income securities	25-45%	42%	39%
Cash and cash equivalents	0-15%	1%	1%
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

16.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2012	2011
Long-term portion of income taxes payable	$94	$119
Asset retirement obligation	39	36
Long-term portion of fair value of hedges [note 20]	10	41
Deferred revenue	11	11
	$154	$207

17.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: [a] the 2009 Stock Option Plan, which was adopted by the Company’s shareholders on May 6, 2010; and [b] the Amended and Restated Incentive Stock Option Plan [the “1987 Stock Option Plan”], which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees and consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 16,000,000 shares. The number of shares available to be granted at December 31, 2012 was 8,457,666 [2011 — 9,770,666]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. Options issued to outside directors vest on the first anniversary of the date of grant. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1987 Stock Option Plan

The Company previously granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company under the 1987 Stock Option Plan. Upon shareholder approval of the Company’s 2009 Stock Option Plan, the 1987 Stock Option Plan was terminated such that no future grants could be made, but previously granted options would continue to vest and be exercisable in accordance with their original terms of grant. All options granted under the 1987 Stock Option Plan are for terms of up to seven years from the grant date, except for the options granted prior to December 2003, which were generally for terms of up to 10 years from the grant date. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding
		Weighted
		average		Number
	Number	exercise		of options
	of options	price		exercisable
Outstanding at December 31, 2009	7,150,544	Cdn$	34.26	4,988,544
Granted	6,341,000	34.04		—
Exercised	(1,504,616)	34.31		(1,504,616)
Cancelled [i]	(844,478)	33.04		(844,478)
Vested	—	—		722,666
Outstanding at December 31, 2010	11,142,450	Cdn$	34.22	3,362,116
Exercised	(2,737,253)	33.28		(2,737,253)
Cancelled [ii]	(1,537,830)	48.86		(1,426,164)
Vested	—	—		2,868,001
Outstanding at December 31, 2011	6,867,367	Cdn$	31.54	2,066,700
Granted	1,389,000	48.22		—
Exercised	(1,525,159)	28.46		(1,525,159)
Cancelled [iii]	(107,966)	53.14		(58,967)
Vested	—	—		2,745,000
Outstanding at December 31, 2012	6,623,242	Cdn$	35.39	3,227,574

The total intrinsic value of options exercised during 2012 was $6 million [2011 - $19 million; 2010 - $14 million].

[i]           On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus.

On November 8, 2010, options to acquire 386,666 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $8 million and was charged to contributed surplus.

[ii]        On June 22, 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach.

On July 13, 2011, 200,001 options were exercised on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $5 million were made to the stock option holder.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[iii]     On February 26, 2012, 200,000 options were exercised on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $4 million were made to the stock option holder.

On August 16, 2012, Mr. Stronach exercised 900,001 options on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

At December 31, 2012, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
			Remaining		Number
		Number	contractual		of options
		of options	life [years]		exercisable
$15 to $20		986,868	3.2		986,868
$25 to $30		3,050,032	4.2		1,400,032
$35 to $40		60,000	4.0		60,000
$40 to $45		27,342	0.5		27,342
$45 to $50		1,384,000	2.8		10,000
$50 to $55		1,115,000	5.0		743,332
		6,623,242			3,227,574
Weighted average exercise price	Cdn$	35.39		Cdn$	30.93
Weighted average life remaining [years]		4.54			4.00
Aggregate intrinsic value at December 31, 2012	$93			$60

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The weighted average assumptions used in measuring the fair value of stock options granted or modified are as follows:

	2012	2011	2010

Risk-free interest rate	2.23%	—	2.26%
Expected dividend yield	2.00%	—	2.00%
Expected volatility	43%	—	35%
Expected time until exercise	4.5 years	—	4 years

Weighted average fair value of options granted or modified in year [Cdn$]	$15.37	$—	$10.00

[b]         Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	Number of shares	Stated value

Awarded and not released, December 31, 2009	1,371,978	$45
Release of restricted stock	(189,242)	(5)
Awarded and not released, December 31, 2010	1,182,736	40
Release of restricted stock	(156,432)	(5)
Awarded and not released, December 31, 2011	1,026,304	35
Release of restricted stock	(143,316)	(5)
Awarded and not released, December 31, 2012	882,988	$30

[c]          Restricted stock unit program

In a number of different circumstances, the Company awarded restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Company maintains a Non-Employee Director Share-Based Compensation Plan [“DSU”] which governs the portion of the annual retainer payable to Independent Directors which is deferred in the form of DSUs. Pursuant to a Board resolution effective January 1, 2008, 60% of the annual retainer for all of the Independent Directors is automatically payable in the form of DSUs. Additionally, each Independent Director may annually elect to defer up to 100% [in increments of 25%] of his or her total annual cash compensation from Magna [including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees]. The amounts deferred in the DSU Plan are reflected in DSUs allocated under the DSU Plan. These DSUs are notional units, the value of which reflects, and increases or decreases in direct relation to, the New York Stock Exchange [“NYSE”] market price of Magna Common Shares. Dividend equivalents are credited on DSUs at the times and in the amounts of dividends that are declared and paid on Magna’s Common Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	Equity classified RSUs	Liability classified RSUs	Liability classified DSUs	Total

Outstanding at December 31, 2009	184,084	12,272	153,013	349,369
Granted	20,940	26,000	40,954	87,894
Dividend equivalents	946	391	1,758	3,095
Redeemed	(24,238)	(4,421)	(9,377)	(38,036)
Outstanding at December 31, 2010	181,732	34,242	186,348	402,322
Granted	208,458	4,150	22,669	235,277
Dividend equivalents	2,022	946	4,696	7,664
Redeemed	(24,486)	(9,532)	(15,267)	(49,285)
Outstanding at December 31, 2011	367,726	29,806	198,446	595,978
Granted	320,131	15,364	37,456	372,951
Dividend equivalents	1,895	1,133	5,145	8,173
Redeemed	(84,322)	(26,204)	(34,124)	(144,650)
Outstanding at December 31, 2012	605,430	20,099	206,923	832,452

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	2012	2011	2010

Incentive Stock Option Plan [i]	$19	$21	$43
Long-term retention	5	7	9
Restricted stock unit	14	6	1
	38	34	53
Fair value adjustment for liability classified DSUs	4	(3)	4
Incentive Stock Option Plan	$42	$31	$57

[i]       During 2010, option agreements with three departing executives were modified resulting in a one-time charge to compensation expense of $20 million. These charges represent the fair value of the options at the date of modification net of originally measured compensation cost which was reversed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.  COMMON SHARES

[a]   At December 31, 2012, the Company’s authorized, issued and outstanding Common Shares are as follows:

Preference shares - issuable in series -

The Company’s authorized Common Shares include 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares and Class B Shares -

In accordance with the Arrangement [note 18[c]], Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]       Each share is entitled to one vote per share at all meetings of shareholders.

[ii]    Each share shall participate equally as to dividends.

[b]         On November 9, 2010, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 8,000,000 Magna Common Shares [the “2010 Bid”]. The 2010 Bid commenced on November 11, 2010 and terminated on November 10, 2011 pursuant to which the Company purchased 8,000,000 shares.

On November 9, 2011, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2011 Bid”], representing 5.1% of the Company’s public float of Common Shares. The 2011 Bid commenced on November 11, 2011 and terminated on November 10, 2012 pursuant to which the Company purchased 3,668,430 shares.

On November 9, 2012, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2012 Bid”], representing 5.2% of the Company’s public float of Common Shares. The Bid commenced on November 13, 2012 and will terminate no later than November 12, 2013. As at December 31, 2012, the Company has purchased 427,402 shares.

During 2012, the Company purchased for cancellation 895,032 [2011 - 10,747,300] Common Shares under the 2011 and 2012 Bids for cash consideration of $39 million [2011 - $407 million].

All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]          As more fully described in note 3, the Company completed an arrangement in which its dual-class share structure was collapsed. The Company purchased for cancellation all 1,453,658 outstanding Class B Shares, which were held indirectly by the Stronach Group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach Group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $10 million, net of tax.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[d]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 7, 2013 were exercised or converted:

Common Shares	233,839,998
Stock options [note 17]	6,535,694
240,375,692

19.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2012	2011	2010

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of year	$547	$759	$742
Net unrealized gain (loss)	86	(171)	20
Repurchase of shares under normal course issuer bids [note 18]	(4)	(41)	(3)
Balance, end of year	629	547	759

Accumulated net unrealized gain (loss) on cash flow hedges [a]
Balance, beginning of year	(23)	40	(13)
Net unrealized gain (loss)	75	(41)	80
Reclassification of net gain to net income	(18)	(22)	(27)
Balance, end of year	34	(23)	40

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of year	5	11	—
Net unrealized (loss) gain	(4)	(6)	11
Balance, end of year	1	5	11

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(107)	(58)	(44)
Net unrealized loss	(72)	(52)	(18)
Reclassification of net loss to net income	11	3	4
Balance, end of year	(168)	(107)	(58)

Total accumulated other comprehensive income [c]	$496	$422	$752

[a]         The amount of income tax (obligation) benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2012	2011	2010

Balance, beginning of year	$12	$(15)	$2
Net unrealized (gain) loss	(30)	18	(22)
Reclassification of net gain to net income	5	9	5
Balance, end of year	$(13)	$12	$(15)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The amount of income tax benefit that has been netted in the accumulated net unrealized loss on other long-term liabilities is as follows:

	2012	2011	2010

Balance, beginning of year	$24	$1	$6
Net unrealized loss (gain)	15	25	(3)
Reclassification of net loss to net income	(3)	(2)	(2)
Balance, end of year	$36	$24	$1

[c]          The amount of other comprehensive income that is expected to be reclassified to net income during 2013 is $18 million [net of income tax of $7 million].

20.  FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2012, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate
2013	229	1.01252	48	1.31881	3,179	0.07313
2013	(600)	1.02054	(8)	1.28626	—	—
2014	31	1.04151	34	1.31939	2,071	0.06844
2014	(271)	1.01573	—	—	—	—
2015	23	1.03073	—	—	799	0.06894
2015	(104)	1.01754	—	—	—	—
2016	12	1.03697	—	—	—	—
2016	(4)	1.04751	—	—	—	—
	(684)		74		6,049

	For euros
Buy (Sell)	U.S. dollar amount	Weighted average rate	GBP amount	Weighted average rate	Czech Koruna amount	Weighted average rate	Polish Zlotys amount	Weighted average rate
2013	53	0.75541	41	1.17565	2,488	0.03988	86	0.23344
2013	(93)	0.76441	(14)	1.24572	(11)	0.04014	—	—
2014	17	0.74515	31	1.14482	1,572	0.03980	41	0.22452
2014	(52)	0.77097	—	—	—	—	—	—
2015	—	—	13	1.19170	784	0.03971	—	—
2015	(35)	0.77597	—	—	—	—	—	—
2016	(13)	0.77162	—	—	—	—	—	—
	(123)		71		4,833		127

Based on forward foreign exchange rates as at December 31, 2012 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $69 million and $20 million, respectively [note 19].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Commodity contracts

The Company uses commodity contracts to manage the cash flow risk of a portion of its forecasted commodity purchases in Canada, the United States and Italy. The Company does not enter into commodity contracts for speculative purposes. The commodity contracts consist of:

[i]	Natural gas swap contracts

The natural gas swap contracts outstanding at December 31, 2012 have a total volume of 0.7 million Gigajoule [“GJ”] and a fixed price range of between $6.28 per GJ and $6.50 per GJ for Canada and a total volume of 0.5 million MMBTU [“Million British Thermal Units”] and a fixed price range of between $6.88 per MMBTU and $7.06 per MMBTU for the United States. These natural gas swap contracts extend through the period to December 2014.

The unrealized losses on these natural gas swap contracts at December 31, 2012 were $4 million and are recognized in other comprehensive income [note 19].

[ii]	Propylene contracts

The Company entered into propylene contracts during 2012 which extend through September 2013. Contracts outstanding at December 31, 2012 have a total volume of 18.1 million pounds [“lbs”] and a fixed price range of between $0.5375 per lbs and $0.65 per lbs. The unrealized gains on these propylene contracts at December 31, 2012 were $2 million and are recognized in other comprehensive income [note 19].

[iii]	Silver and copper

The Company entered into silver and copper contracts during the year. The amounts of these contracts are not significant.  The unrealized losses on these silver and copper contracts at December 31, 2012 were not significant.

[c]   Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2012	2011

Held-for-trading
Cash and cash equivalents	$1,522	$1,325
Investment in ABCP [note 8]	90	82
	$1,612	$1,407
Held-to-maturity investments
Severance investments	$8	$5

Available-for-sale investments
Equity investments	$9	$12

Loans and receivables
Accounts receivable	$4,774	$4,398
Long-term receivables included in other assets [note 12]	95	176
	$4,869	$4,574

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2012	2011

Other financial liabilities
Bank indebtedness	$71	$36
Long-term debt (including portion due within one year)	361	197
Accounts payable	4,450	3,961
	$4,882	$4,194

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$37	$21
Other assets	32	15
Other accrued liabilities	(11)	(31)
Other long-term liabilities	(9)	(38)
	49	(33)
Natural gas contracts
Prepaid expenses	2	—
Other accrued liabilities	(3)	(6)
Other long-term liabilities	(1)	(3)
	(2)	(9)
	$47	$(42)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2012, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2011 - Cdn$125 million]. The carrying value and estimated fair value of this investment was Cdn$90 million [2011 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant [note 8].

At December 31, 2012, the Company held available-for-sale investments in publicly traded companies. At December 31, 2012, the carrying value and fair value of these investments was $9 million [2011 - $12 million], which was based on the closing share prices of these investments.

Term debt

The Company’s term debt includes $249 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]   Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company’s held-for-trading investments include an investment in ABCP [note 8]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2012, sales to the Company’s six largest customers [including the Detroit 3] represented 83% of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]    Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 20[a]].

As at December 31, 2012, the net foreign exchange exposure, after considering the impact of foreign exchange contracts, was not material.

[g]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.  TRANSACTIONS WITH RELATED PARTIES

As more fully described in notes 3 and 6, on August 31, 2012, the Company acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD and an independent valuation prepared by PwC.

Mr. Frank Stronach, the Company’s Honorary Chairman, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly controlled Magna until August 31, 2010, and MI Developments Inc. [“MID”] until June 30, 2011. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2011 was $166 million [2010 - $172 million]. In addition, the Company recorded sales and provided services to companies controlled by the Stronach Group of $12 million and $5 million, respectively [2011 - $36 million and $7 million].

The Company has agreements with Mr. Stronach and certain affiliated entities for the provision of business development, consulting and other business services. The cost of these agreements is measured at the exchange amount. The Arrangement set a termination date of December 31, 2014 with a declining fee schedule for the consulting, business development and business services agreements. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2012 was $47 million [2011 - $38 million; 2010 - $41 million].

As more fully described in note 3, the Company sold properties to entities affiliated with Mr. Stronach and the Company’s former Co-Chief Executive Officer for an aggregate sale price of $43 million. These transactions were reviewed by the former Corporate Governance and Compensation Committee and approved by the Independent Directors following the unanimous recommendation of the former Corporate Governance and Compensation Committee.

During the year ended December 31, 2012, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program, borrowed up to $18 million [2011 - $35 million; 2010 - $31 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2012, the trust’s indebtedness to Magna was $17 million [2011 - $17 million].

The Company had sales to equity method investees which are further described in note 8.

22.  CONTINGENCIES

[a]    In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]    During the fourth quarter of 2011, the Company announced that it was cooperating with the United States Department of Justice [“DOJ”] with respect to an antitrust investigation of the automobile tooling industry. The scope of the DOJ inquiry subsequently changed to include tooling quotation and program management practices. The DOJ’s investigation has since been concluded without any action being taken by the DOJ.

[c]     A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 has been filed in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer, Chief Financial Officer and Founder and Honorary Chairman. Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion. BBNPT subsequently filed an amended complaint, following which the defendants’ filed motion materials seeking dismissal of the lawsuit. The motion to dismiss is expected to be heard by the end of the second quarter of 2013. The defendants believe the lawsuit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

[d]  In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 13]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.  SEGMENTED INFORMATION

[a]    Magna is a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries.  Magna’s 119,000 employees are focused on delivering superior value to customers through innovative processes and World Class Manufacturing.  The Company’s capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

As more fully described in notes 3 and 6, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership. From August 31, 2010 to August 31, 2012, the Company held a 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. Prior to the deconsolidation of E-Car on August 31, 2010, 100% of the results of E-Car were fully consolidated.

For segment reporting purposes, prior to August 31, 2012 the Company recorded its proportionate share of the losses of E-Car in the Corporate and Other segment.  Beginning on August 31, 2012, the consolidated results of E-Car are recorded in the Company’s North America and Europe segments.  The footnotes to the following tables provide information regarding amounts that are recorded in each operating segment related to E-Car.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following tables show certain information with respect to segment disclosures:

	2012
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$6,343	$5,907				$158	$660
United States	7,518	7,053				294	973
Mexico	3,520	3,281				163	573
Eliminations	(1,046)	—				—	—
North America	16,335	16,241	$432	$1,521	$701	615	2,206
Europe
Western Europe (excluding Great Britain)	10,089	9,927				246	1,490
Great Britain	961	952				15	58
Eastern Europe	1,847	1,684				117	584
Eliminations	(188)	—				—	—
Europe	12,709	12,563	283	165	611	378	2,132
Rest of World	2,111	2,010	59	(28)	160	270	686
Corporate and Other [i]	(318)	23	27	—	1	11	249
Total reportable segments	30,837	30,837	801	1,658	1,473	1,274	5,273
Other income, net				108
Interest expense, net				(16)
	$30,837	$30,837	$801	$1,750	$1,473	$1,274	$5,273
Current assets							9,135
Investments, goodwill, deferred tax assets and other assets							2,701
Consolidated total assets							$17,109

Included in the table above are the following amounts related to Magna’s share of the E-Car Partnership:

			Amortization
	Total	Equity	of	Adjusted
	sales	loss	intangibles	EBIT

North America	$12	$—	$52	$(76)
Europe	12	—	—	(6)
Corporate and Other	—	35	—	(35)
Total reportable segments	$24	$35	$52	$(117)

For the year ended December 31, 2012, E-Car had total sales of $91 million and total adjusted EBIT loss of $130 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2011
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$5,951	$5,552				$115	$586
United States	7,025	6,514				281	804
Mexico	2,902	2,698				162	477
Eliminations	(1,023)	—				—	—
North America	14,855	14,764	$358	$1,373	$644	558	1,867
Europe
Western Europe (excluding Great Britain)	10,124	9,963				284	1,111
Great Britain	913	909				7	53
Eastern Europe	1,708	1,557				132	438
Eliminations	(189)	—				—	—
Europe	12,556	12,429	259	(22)	393	423	1,602
Rest of World	1,599	1,506	38	56	158	236	485
Corporate and Other [i]	(262)	49	31	(40)	1	19	282
Total reportable segments	28,748	28,748	686	1,367	1,196	1,236	4,236
Other expense, net				(156)
Interest income, net				6
	$28,748	$28,748	$686	$1,217	$1,196	$1,236	4,236
Current assets							8,146
Investments, goodwill, deferred tax assets and other assets							2,297
Consolidated total assets							$14,679

Included in the table above are the following amounts related to Magna’s share of the E-Car Partnership:

			Amortization
	Total	Equity	of	Adjusted
	sales	loss	intangibles	EBIT

North America	$—	$—	$—	$—
Europe	—	—	—	—
Corporate and Other	—	66	—	(66)
Total reportable segments	$—	$66	$—	$(66)

For the year ended December 31, 2011, E-Car had total sales of $92 million and total adjusted EBIT loss of $91 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2010
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$5,122	$4,777				$126	$638
United States	5,808	5,348				130	668
Mexico	2,346	2,189				49	371
Eliminations	(906)	—				—	—
North America	12,370	12,314	$358	$1,116	$651	305	1,677
Europe
Western Europe (excluding Great Britain)	8,349	8,190				189	1,109
Great Britain	813	813				5	58
Eastern Europe	1,256	1,165				119	351
Eliminations	(129)	—				—	—
Europe	10,289	10,168	242	117	402	313	1,518
Rest of World	1,016	930	27	72	140	44	211
Corporate and Other [i]	(210)	53	29	(94)	1	84	336
Total reportable segments	23,465	23,465	656	1,211	1,194	746	3,742
Other expense, net				(25)
Interest income, net				11
	$23,465	$23,465	$656	$1,197	$1,194	$746	3,742
Current assets							7,485
Investments, goodwill, deferred tax assets and other assets							2,447
Consolidated total assets							$13,674

[i]        Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Included in the table above are the following amounts related to Magna’s share of the E-Car Partnership:

			Amortization
	Total	Equity	of	Adjusted
	sales	loss	intangibles	EBIT

North America	$—	$—	$—	$—
Europe	—	—	—	—
Corporate and Other	8	30	—	(80)
Total reportable segments	$8	$30	$—	$(80)

For the year ended December 31, 2010, E-Car had total sales of $20 million and total adjusted EBIT loss of $89 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table aggregates external revenues by customer as follows:

	2012	2011	2010

General Motors	$5,704	$6,202	$4,731
Fiat / Chrysler Group	4,637	3,864	3,102
BMW	4,100	4,191	3,090
Ford Motor Company	3,848	3,549	3,371
Volkswagen	3,835	3,187	2,567
Daimler AG	3,367	2,793	2,354
Other	5,346	4,962	4,250
	$30,837	$28,748	$23,465

[c]          The following table summarizes external revenues generated by automotive products and services:

	2012	2011	2010

Exterior and interior systems	$11,673	$11,020	$8,637
Body systems and chassis systems	7,123	6,056	4,801
Powertrain systems	3,825	3,667	3,064
Complete vehicle assembly	2,561	2,690	2,163
Tooling, engineering and other	2,317	2,065	2,005
Vision and electronic systems	2,132	2,066	1,756
Closure systems	1,206	1,184	1,039
	$30,837	$28,748	$23,465

24.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.